Profit Announcement
For the Half Year ended 31 December 2006

Appendix 4D

Results for announcement to the market (1)

Report for the half year ended 31 December 2006	$M

Revenues from ordinary activities	Up 13% to $16,324
Profit (loss) from ordinary activities after tax attributable to members	Up 10% to $2,191
Net profit (loss) for the period attributable to members	Up 10% to $2,191
Dividends (distributions)
Interim Dividend – fully franked (cents per share)	107
Record date for determining entitlements to the dividend	23 February 2007

(1)	Rule 4.2.C.3
Refer to Appendix 13 ASX Appendix 4D for disclosures required under ASX Listing Rules on page 65.
This report should be read in conjunction with the 30 June 2006 Annual Financial Report of the Group and any public announcements made in the period by the Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

Important Dates for Shareholders

Interim Result and Interim Dividend Announcement	14 February 2007
Ex-dividend Date	19 February 2007
Record Date	23 February 2007
Interim Dividend payment Date	5 April 2007
Full Year Results Announcement	15 August 2007
Ex-dividend Date	20 August 2007
Record Date	24 August 2007
Final Dividend Payment Date	5 October 2007
Annual General Meeting	7 November 2007
For further information contact:
Investor Relations
Warwick Bryan
Phone: 02 9378 5130
Facsimile: 02 9378 2344
Email: ir@cba. com. au
Except where otherwise stated, all figures relate to the half year ended 31 December 2006 and comparatives to the half year ended 30 June 2006. The term “prior comparative period” refers to the half year ended 31 December 2005, while the term “prior half” refers to the half year ended 30 June 2006, unless otherwise stated.

Highlights	2
Financial Performance and Business Review	2
Group Performance Summary	3
Shareholder Summary	3
Balance Sheet Summary	4
Key Performance Indicators	4

Banking Analysis	6
Financial Performance and Business Review	6
Key Performance Indicators	7
Total Banking Assets and Liabilities	9
Australian Retail	10
Business, Corporate and Institutional	12
Asia Pacific	14

Funds Management Analysis	16
Financial Performance and Business Review	16
Key Performance Indicators	17
Funds Under Administration	18

Insurance Analysis	20
Financial Performance and Business Review	20
Key Performance Indicators	21
Annual Inforce Premiums	22

Shareholder Investment Returns	23

Directors’ Report	24

Financial Statements	25

Consolidated Income Statement	26
Consolidated Balance Sheet	27
Consolidated Statement of Recognised Income and Expense	28
Consolidated Statement of Cash Flows	29

Notes to the Financial Statements	31

Directors’ Declaration	46

Independent Interim Review Report	47

Appendices	48

Highlights
Financial Performance and Business Review

Performance Highlights

	Half Year Ended
Net Profit after	31/12/06	30/06/06	31/12/05
Income Tax	$M	$M	$M

Statutory basis	2,191	1,929	1,999
Cash basis ex HK sale	2,271	1,992	1,916

The Group’s net profit after tax (“statutory basis”) for the half year ended 31 December 2006 was $2,191 million, representing an increase of 14% on the prior half, and 10% on the prior comparative period.
The net profit after tax (“cash basis”) increased 14% on the prior half to $2,271 million, and 19% on the prior comparative period (excluding the profit on the sale of the Hong Kong Insurance Business).
The Group’s Return on Equity (“cash basis”) has improved by 150 basis points on the prior half to 22.3%.
Cash earnings per share increased 13% on the prior half to 174.7 cents and 17% on the prior comparative period (excluding the profit on the sale of the Hong Kong Insurance Business).
This was a strong result for the Group with good earnings momentum and reflects the Group’s focus on profitable product segments. The result was underpinned by:
•	Strong growth in banking income, following growth in average interest earning assets of 9% to $307 billion and net interest margin contraction of seven basis points;
•	Growth in funds under administration of 11% to $168 billion supported by the continuing trends of both strong flows into the FirstChoice platform and strength in investment markets;
•	Growth in insurance premiums, planned profit margins and shareholder investment returns;
•	Strong credit quality across all lending portfolios; and
•	Operating expense growth of 4% on the prior half and 6% on the prior comparative period. Importantly, underlying productivity improvements have enabled increased investment in the businesses including a significant investment in customer service staff.
The Group’s net profit after tax (“statutory basis”) for the half year was $2,191 million. The statutory result includes the impact of three non-cash items, which arose due to the requirements of Australian equivalents to International Financial Reporting Standards (“AIFRS”):
•	Defined benefit superannuation plan income/(expense) which relates to the recognition of surplus superannuation fund assets ($4 million income);
•	Treasury shares valuation adjustment which reflects the appreciation of the Bank’s own shares held in the life insurance statutory funds ($38 million expense); and
•	One off AIFRS mismatch, a one off non-cash expense of $46 million which arose as a result of the expiry of a hedging transaction. The offsetting gain was recognised as an adjustment to opening retained earnings on the adoption of AIFRS on 1 July 2005. No economic loss has been incurred by the Group. Refer to Note 2 Income from Ordinary Activities, page 32 for more information.
Other performance highlights relating to the strategic priorities for the half year included:
•	Improvement in retail customer satisfaction levels recorded by both AC Neilsen and Roy Morgan;
•	Retail customer complaints down 47% on the prior comparative period;
•	Recognition of transaction and deposit account product range with five star ratings given to seven products (Source: Cannex);
•	Continued expansion in Business Banking operations, with the reintroduction of Business Bankers in branches and the opening of a new Business Banking centre in Western Australia during December 2006;
•	ASB recognised as New Zealand’s “Bank of the Year” for the fifth year running by the UK based Banker magazine; and
•	Group ranked 1st in Retail funds management net flows for the year to September 2006 (Source: Plan for Life).
Dividends
The interim dividend for the year is $1.07 per share, an increase of 13 cents or 14% on the prior comparative period, representing a dividend payout ratio (“cash basis”) for the half year of 61.5%.
The dividend payment is fully franked and will be paid on 5 April 2007 to owners of ordinary shares at the close of business on 23 February 2007 (“record date”). Shares will be quoted ex–dividend on 19 February 2007.
The Group issued $300 million of shares to satisfy shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2005/06.
Outlook
The domestic economy has maintained a good level of growth during the first half of the 2007 fiscal year. Looking forward, growth is likely to remain below the levels experienced in recent years due to capacity constraints and the impact of the drought on the economy. Business credit growth remains solid and consumer spending has been resilient in a rising interest environment.
The Australian financial services industry continues to be highly competitive.
The Group has maintained good earnings momentum and strong credit quality over the first six months of the 2007 financial year. Given the positive outlook for growth and the diversity of the income streams, the Group remains well on track to deliver cash EPS growth which meets or exceeds the average of its peers.
2      Commonwelth Bank of Australia

Highlights continued

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Group Performance Summary	$M	$M	$M	Jun 06%	Dec 05%

Net interest income	3,485	3,259	3,255	7	7
Other banking income	1,678	1,591	1,445	5	16

Total Banking Income	5,163	4,850	4,700	6	10
Funds management income	893	828	715	8	25
Insurance income	382	356	386	7	(1)

Total Operating Income	6,438	6,034	5,801	7	11
Shareholder investment returns	85	37	64	large	33
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	—

Total Income	6,523	6,071	6,010	7	9
Operating expenses	3,144	3,027	2,967	(4)	(6)
Loan impairment expenses	195	210	188	7	(4)

Net Profit Before Income Tax	3,184	2,834	2,855	12	12
Corporate tax expense (1)	900	829	776	(9)	(16)
Minority interests (2)	13	13	18	—	28

NPAT (“cash basis”)	2,271	1,992	2,061	14	10
Defined benefit superannuation plan income/(expense)	4	(6)	(19)	large	large
Treasury shares valuation adjustment	(38)	(57)	(43)	33	12
One off AIFRS mismatch	(46)	—	—	—	—

NPAT (“statutory basis”)	2,191	1,929	1,999	14	10

Represented by:
Banking	1,867	1,638	1,589	14	17
Funds management	232	217	183	7	27
Insurance	111	112	103	(1)	8

NPAT (“underlying basis”)	2,210	1,967	1,875	12	18
Shareholder investment returns	61	25	41	large	49

Cash NPAT excluding the sale of the Hong Kong Insurance Business	2,271	1,992	1,916	14	19
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	—

NPAT (“cash basis”)	2,271	1,992	2,061	14	10

(1)	For purposes of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (31 December 2006: $138 million, 30 June 2006: $130 million, and 31 December 2005: $201 million).

(2)	Minority interests includes preference dividends paid to holders of preference shares in ASB Capital.

	Half Year Ended
				Dec 06 vs	Dec 06 vs
Shareholder Summary	31/12/06	30/06/06	31/12/05	Jun 06%	Dec 05%

Dividends per share – fully franked (cents)	107	130	94	(18)	14
Dividend cover – cash (times)	1.6	1.2	1.7	n/a	n/a
Earnings per share (cents) (1)
Statutory basis – basic	169.6	151.1	157.1	12	8
Cash basis – basic	174.7	154.9	160.9	13	9
Cash basis – basic excluding the sale of the Hong Kong Insurance Business	174.7	154.9	149.5	13	17
Dividend payout ratio (%)
Statutory basis	63.8	86.5	60.6	large	320bpts
Cash basis	61.5	83.7	58.8	large	270bpts
Weighted average no. of shares – statutory basic (M) (1)	1,276	1,277	1,273	—	—
Weighted average no. of shares – cash basic (M) (2)	1,284	1,285	1,281	—	—
Return on equity – cash (%)	22.3	20.8	21.7	150bpts	60bpts

(1)	For definitions refer to appendix 17, page 72. (2) Fully diluted EPS and weighted average number of shares (fully diluted) are disclosed in appendix 14, page 68.

Highlights continued

	As at
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Balance Sheet Summary	$M	$M	$M	Jun 06%	Dec 05%

Lending assets (1)	286,814	266,096	254,947	8	12
Total assets	397,261	369,103	351,193	8	13
Total liabilities	374,774	347,760	331,343	8	13

Shareholders’ Equity	22,487	21,343	19,850	5	13

Assets held and FUA
On balance sheet:
Banking assets	367,250	340,254	321,477	8	14
Insurance funds under administration	21,040	20,792	21,217	1	(1)
Other insurance and internal funds management assets	8,971	8,057	8,499	11	6

	397,261	369,103	351,193	8	13

Off balance sheet:
Funds under administration	146,622	130,721	115,757	12	27

Total assets held and FUA	543,883	499,824	466,950	9	16

(1)	Lending assets comprise Loans, Advances, and Other Receivables (gross of provisions for impairment and excluding securitisation) and bank acceptances of customers.

	Half Year Ended
				Dec 06 vs	Dec 06 vs
Key Performance Indicators	31/12/06	30/06/06	31/12/05	Jun 06%	Dec 05%

Banking
Underlying NPAT ($M)	1,867	1,638	1,589	14	17
Net interest margin (%)	2.22	2.29	2.39	(7)bpts	(17)bpts
Average interest earning assets ($M) (1)	306,868	282,553	267,169	9	15
Average interest bearing liabilities ($M) (1)	286,548	263,203	247,129	9	16
Expense to income (%)	45.6	47.4	48.1	4	5

Funds Management
Underlying NPAT ($M)	232	217	183	7	27
Operating income to average funds under administration (%)	1.13	1.14	1.10	(1)bpt	3bpts
Funds under administration – spot ($M)	167,662	151,513	136,974	11	22
Expense to average FUA (%)	0.71	0.72	0.70	1	(1)

Insurance
Underlying NPAT ($M)	111	112	103	(1)	8
Inforce premiums ($M)	1,412	1,223	1,216	15	16
Expense to average inforce premiums (%)	34.3	33.6	40.5	(2)	15

Capital Adequacy
Tier One (%)	7.06	7.56	7.54	(50)bpts	(48)bpts
Total (%)	9.78	9.66	9.81	12bpts	(3)bpts
Adjusted Common Equity (%)	4.70	4.50	5.00	20bpts	(30)bpts

(1)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation. Refer to Average Balances and Related Interest Page 50.

Credit Ratings	Long–term	Short–term	Affirmed

Fitch Ratings	AA	F1+	Dec 06
Moody’s Investor Services	Aa3	P-1	Dec 06
Standards & Poor’s	AA-	A-1+	Dec 06

The Group continues to maintain a strong capital position which is reflected in its credit ratings which remained unchanged for the half year. Additional information regarding the Bank’s capital is disclosed in appendix 8, pages 56 to 58.
4      Commonwelth Bank of Australia

Highlights continued

Cash EPS Performance (cents) (1)	Underlying NPAT By Segment ($M)

Banking Expense to Income	Lending Assets ($B)

Funds Under Administration ($B)	Annual Inforce Premiums – Australia & New Zealand ($M)

(1)	Excluding the profit from sale of Hong Kong Insurance Business in the December 2005 half year.

Banking Analysis
Financial Performance and Business Review
Performance Highlights
The half year underlying net profit after tax of $1,867 million for the Banking business increased 14% on the prior half and 17% on the prior comparative period.
The performance during the half year was driven by:
•	Continued strong volume growth in home loans, up 6%* since June 2006 to $166 billion;
•	Improvement in business lending volumes, up 10%* since June 2006 to $84 billion;
•	Domestic deposit volume growth of 7% since June 2006 to $161 billion;
•	Net interest margin decreased seven basis points over the half year, largely due to changes in asset and funding mix together with the impact of competition on the home loan and credit card portfolios;
•	Improving productivity, investment in front line staff and salary increases resulting in an operating expenses increase of 2% on the prior half; and
•	Credit quality remaining strong.
More comprehensive disclosure of business highlights by key product category is contained on pages 10-15.
Net Interest Income
Net interest income increased by 7% on the prior half to $3,485 million. The growth was driven by a strong increase in average interest earning assets of 9% offsetting a seven basis point reduction in net interest margin.
Average Interest Earning Assets
Average interest earning assets increased by $24 billion on the prior half to $307 billion, reflecting an almost $20 billion increase in average lending interest earning assets and an over $4 billion increase in average non-lending interest earning assets.
Home lending growth continued to be the largest contributor to the increase in average interest earning assets. Average home loan balances have increased by 7% since 30 June 2006 and 11% since December 2005.
Personal Lending average balances have increased by 7% since June 2006 and 11% since December 2005. This result has been driven by strong growth in margin loans. Credit card growth has been subdued largely due to the decision not to match the zero rate balance transfers offered by certain competitors.
Average balances for Business, Corporate and Institutional lending have increased 12% since June 2006 and 25% since December 2005 reflecting growth in structured finance and general business lending.
Net Interest Margin
Net interest margin of 2.22% decreased seven basis points on the prior half, comprising a three basis point decline due to growth in liquid assets and a four basis point contraction in core lending and deposits. At a summary level, the margin contraction is attributable to the Group’s strategy of pursuing profitable growth in a competitive environment. The strategy has driven changes in business mix by focusing on quality lending growth while foregoing growth in products with low long-term value creation.
Liquid Assets: Average non lending assets have increased by over $4 billion resulting in margin reduction of three basis points.
Pricing: Changes within the home loan lending and credit cards portfolios have resulted in a four point margin decline. Home loan margins reduced in Australia and New Zealand due to increased proportion of fixed-rate lending in a rising rate environment (one basis point); increased package lending (one basis point); together with the impact of a slight increase in third party broker mix (half basis point). Credit card margins were affected due to strong growth in the “Yellow” low rate credit card (half basis point), and some attrition of “revolving” customers due to competitor zero rate balance transfer offers (one basis point).
Cash Rate: Deposit margin improvement for the half year has contributed a net increase of three basis points. This is partly offset by margin contraction due to the timing lag that arises on passing cash rate increases on to variable rate home loans (half basis point); the impact on credit card balances not bearing interest (half basis point); and the tightening of spreads due to the 90-day bill rate rising in anticipation of cash rate increases during the period (one basis point).
Funding mix: Average lending asset growth of 8% continued to outpace average retail deposit growth of 5%, resulting in a greater reliance on wholesale funding which has grown from 45% in June 2006 to 46% in December 2006. This ongoing structural change in funding mix has resulted in a two basis point margin contraction.
Lending Mix: Higher margin business lending has grown faster than lower margin home lending, resulting in a one basis point increase in margin.
NIM movement since June 2006
Additional information, including the average balance sheet, is set out on pages 50 to 51.
• Growth in lending and deposit spot rates have been adjusted to exclude the impact of NZD foreign exchange movements on translation of ASB Bank assets.
6      Commonwelth Bank of Australia

Banking Analysis continued

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Key Performance Indicators	$M	$M	$M	Jun 06%	Dec 05%

Net interest income	3,485	3,259	3,255	7	7
Other banking income	1,678	1,591	1,445	5	16

Total Banking income	5,163	4,850	4,700	6	10
Operating expenses	2,354	2,298	2,260	(2)	(4)
Loan impairment expense	195	210	188	7	(4)

Net profit before income tax	2,614	2,342	2,252	12	16
Income tax expense	734	691	648	(6)	(13)
Minority interests	13	13	15	—	13

NPAT (“cash basis”)	1,867	1,638	1,589	14	17

NPAT(“underlying basis”)	1,867	1,638	1,589	14	17

Productivity and other measures
Net interest margin (%)	2.22	2.29	2.39	(7)bpts	(17)bpts
Expense to income (%)	45.6	47.4	48.1	4	5
Effective corporate tax rate (%)	28.1	29.5	28.8	140bpts	70bpts

Total Banking NPAT (“Underlying Basis”) (1)

Australian Retail Products	912	847	842	8	8
Business, Corporate and Institutional Products	762	617	589	24	29
Asia Pacific	202	186	184	9	10
Other	(9)	(12)	(26)	25	65

Total Banking NPAT (“Underlying Basis”)	1,867	1,638	1,589	14	17

(1)	During the current period certain balance sheet risk management operations have been merged within the Financial Markets product of the Business, Corporate and Institutional segment; and the methodology for overhead cost allocation between banking segments has been refined. Prior periods have been restated to allow comparability.
Other Banking Income

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Commissions	859	820	815
Lending fees	417	411	389
Trading income	306	261	244
Other income	159	138	37

	1,741	1,630	1,485
Non-trading derivatives	(63)	(39)	(40)

Other banking income	1,678	1,591	1,445

Other Banking Income
Factors impacting other banking income were:
•	Commissions: increased by 5% on the prior half to $859 million, principally driven by volume-related increases in home lending package fee income and continued strong brokerage commissions within CommSec;
•	Lending fees: increased by 1% on the prior half to $417 million. The result was driven by growth in institutional lending offset by seasonal factors in other fee categories. Increases in establishment fees received due to lending volume growth no longer flow through other banking income, the benefit is instead received within net interest income over the life of the product under AIFRS;
•	Trading income: increased 17% on the prior half to $306 million due to favourable market conditions and an increase in trading assets; and
•	Other income: increased $21 million on the prior half. The current half year includes $79 million due to the sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). The prior half included $32 million in relation to the Mastercard IPO.

Banking Analysis continued
Operating expenses
Underlying operating expenses within the Banking business increased by 2% on the prior half to $2,354 million. Operating expenses were impacted by:
•	Average salary increases of 4% reflecting labour market movements and increases in other inflation-related expense;
•	Continued investment in front line staff supporting the banking operations with 577 new domestic retail customer service staff recruited since October 2005 together with the reintroduction of business bankers in the branches;
•	Continued investment in projects supporting the strategic priorities of the Bank (including customer service and business banking initiatives); partly offset by
•	IT efficiency savings and favourable timing differences in advertising and other spend.
Banking Expense to Income Ratio
Banking expense to income ratio improved from 47.4% for the half year ended 30 June 2006 to 45.6% in the current half representing a productivity improvement of 4%. The improvement reflects strong income growth and good expense control, including IT efficiency savings.
Productivity
Loan Impairment Expense
The total charge for loan impairments for the half year was $195 million, which represents 17 basis points of Risk Weighted Assets on an annualised basis. This expense is $15 million lower than the prior half, reflecting continued improvement in the quality of the unsecured lending portfolio.
Gross impaired assets were $338 million as at 31 December 2006, compared with $326 million at 30 June 2006.
The Bank remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 364%.
Taxation Expense
The corporate tax charge for the half year was $734 million, an effective tax rate of 28.1%.
Provisions for Impairment Losses
Total provisions for impairment losses at 31 December 2006 were $1,230 million. The current level reflects:
•	The continued high quality of the home lending and business lending portfolios; and
•	Improvement in the unsecured retail lending portfolio due to tightening of credit policies since 2004.
Risk Weighted Assets on Balance Sheet ($M)
Gross Impaired Assets ($M)
     8            Commonwealth Bank of Australia

Banking Analysis continued

	As at
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Total Banking Assets & Liabilities	$M	$M	$M	Jun 06%	Dec 05%

Interest earning assets
Home loans including securitisation	176,721	167,121	159,339	6	11
Less: securitisation	(10,754)	(12,607)	(9,124)	(15)	18

Home loans	165,967	154,514	150,215	7	10
Personal	18,237	17,228	15,967	6	14
Business and corporate	84,215	76,044	71,502	11	18

Loans, advances and other receivables (1)	268,419	247,786	237,684	8	13
Non lending interest earning assets	45,792	40,283	39,431	14	16

Total interest earning assets	314,211	288,069	277,115	9	13
Other assets (2)	53,039	52,185	44,362	2	20

Total assets	367,250	340,254	321,477	8	14

Interest bearing liabilities
Transaction deposits	36,070	35,771	33,641	1	7
Savings deposits	47,380	42,729	40,676	11	16
Investment deposits	72,188	67,364	67,462	7	7
Other demand deposits	24,892	20,325	19,573	22	27

Total interest bearing deposits	180,530	166,189	161,352	9	12
Deposits not bearing interest (3)	8,289	7,038	7,371	18	12

Deposits and other public borrowings	188,819	173,227	168,723	9	12
Other interest bearing liabilities	111,751	99,976	95,538	12	17

Total interest bearing liabilities	292,281	266,165	256,890	10	14
Securitisation debt issues	11,130	13,505	9,849	(18)	13
Non interest bearing liabilities	46,788	44,515	40,316	5	16

Total liabilities	350,199	324,185	307,055	8	14

Provisions for Impairment losses
Collective provision	1,040	1,046	1,041	(1)	—
Individually assessed provisions	171	171	179	—	(4)

Total provisions for loan impairment	1,211	1,217	1,220	—	(1)
Other credit provisions (4)	19	24	24	(21)	(21)

Total provisions for impairment losses	1,230	1,241	1,244	(1)	(1)

(1)	Gross of provisions for impairment which are included in Other assets.

(2)	Other assets include Bank acceptances of customers, provisions for impairment and securitisation assets.

(3)	Increase includes a short term funds flow of $380 million which reversed in January 2007, and a $450 million transfer following a product rationalisation program within ASB Bank.

(4)	Included in Other provisions.

	Half Year Ended
				Dec 06 vs	Dec 06 vs
Asset Quality	31/12/06	30/06/06	31/12/05	Jun 06%	Dec 05%

Risk weighted assets ($M)	234,569	216,438	202,667	8	16
Net impaired assets ($M)	167	155	217	8	(23)
Prudential general reserve for credit losses as a % of risk weighted assets	0.68	0.71	0.71	(3)bpts	(3)bpts
Individually assessed provisions for impairment as a % of gross impaired assets	50.6	52.5	45.2	(190)bpts	540bpts
Loan impairment expense as a % of risk weighted assets (annualised)	0.17	0.19	0.19	(2)bpts	(2)bpts

Profit Announcement            9

Banking Analysis continued
Australian Retail
The Australian Retail product segment continued to perform strongly over the half year ended 31 December 2006 with underlying profit after tax increasing by 8% on the prior half. The result was underpinned by solid revenue growth in a competitive business environment, good expense management and continuing sound credit quality.
Business Review
Over the half year, good progress was made on a number of initiatives designed to improve the customer experience, to enable the Group to achieve its vision to be Australia’s finest financial services organisation through excelling in customer service. Highlights in the half year included:
•	The recruitment of a further 127 customer service staff, taking the number of new front line customer service positions established since October 2005 to 577;
•	A fresh approach to the recruitment, induction and training of new customer service staff, with greater emphasis placed on the sales and service skills of our people;
•	The continued reinvigoration of front line sales and service effort through global best practice techniques and processes;
•	The opening of new branches in selected growth areas, with new technology and design features delivering a better experience for customers;
•	The opening of 65 of the busiest branches for Saturday trading;
•	The ongoing revitalisation of the product range, highlighted by the awarding of five star ratings to seven of the Group’s deposit and transaction accounts, including NetBank Saver, Streamline, Cash Investment Account, AwardSaver and YouthSaver (Source: Cannex); and
•	The continued utilisation of the Group’s state-of-the-art customer management system, CommSee, to improve sales productivity and customer service.
As a result of these and other actions, there have been some encouraging improvements in a range of customer service and people engagement measures, including;
•	Customer satisfaction levels have improved from 75.1% to 80.0% since June 2006 (Source: AC Neilsen);
•	Recorded our best result in six years in the December 2006 Roy Morgan customer satisfaction survey;
•	Retail customer complaints reduced by 47% on the prior comparative period; and
•	Improving trends in key measures of staff engagement, including absenteeism and time lost through injury.
Home Loans
Home loan revenue increased by 4% on the prior half. Net interest income grew by 3% on the prior half, with strong average balance growth of 6% partially offset by lower margins. Margin compression in the period was largely due to mix changes relating to a higher proportion of lower margin package and fixed rate lending. Fixed rate margins were compressed by yield curve changes in the periods leading up to the August and November cash rate rises. Fee revenue growth was solid, underpinned by good package fee income.
Some market share has been ceded over the period, largely to smaller players generating a greater proportion of their business through the broker distribution channel. There has been some dampening in consumer demand, particularly in the first home buyer and investor housing segments.
Consumer Finance (Personal Loans and Credit Cards)
Total income in the Consumer Finance portfolio was 3% lower on the prior half, with the prior half including $32 million related to the MasterCard IPO. Excluding this, underlying income growth was 2% on the prior half. Credit card income has been impacted by an increasingly price-driven market, characterised by zero/low rate balance transfer offers and strong growth in the low rate card segment. The Bank’s low-rate credit card (“Yellow”) continues to meet strong customer demand, with over 174,000 accounts opened since launch in March 2006.
Retail Deposits
Retail deposits include all domestic retail customer transaction and savings accounts and other demand deposits. Deposit revenue increased 6% on the prior half, driven by a combination of strong volume growth and improved margins in a rising interest rate environment.
Deposit balances grew by 6% on the prior half to $97 billion, with good inflows recorded in a range of products, including Transaction Accounts, NetBank Saver and Term Deposits. NetBank Saver balances now stand at over $6 billion, accounting for 7% of total portfolio balances.
Operating expenses
Expenses increased by 2% on the prior half and are flat compared to the prior comparative period. Expense growth in this period reflects staff related pay increases from 1 July 2006 and the introduction of additional front line customer service staff. Offsetting this has been the continuing realisation of productivity and other expense savings.
Loan Impairment
Total Loan Impairment Expense for retail products for the half year was $164 million, a reduction on the prior half of $34 million. Lower collective provisioning levels reflect an improvement in unsecured consumer portfolio arrears. Overall credit quality in the consumer portfolios remains sound. Home loan and credit card loss rates are stable and whilst home loan arrears rates have risen in line with the market, this is off a very low base. In personal loans, policy tightening and the introduction of new scorecards has resulted in an improvement in loan quality.

Market Share Percentage (1)	31/12/06	30/06/06	31/12/05

Home loans (3)	18.2	18.7	18.8
Credit cards (2) (3)	19.4	20.3	21.4
Personal lending (APRA and other households) (4)	16.4	16.1	16.0
Household deposits	28.8	29.3	29.6
Retail deposits	21.9	22.2	22.9

(1)	For market share definitions refer to appendix 18, page 73.

(2)	As at 30 November 2006.

(3)	30 June 2006 comparative revised.

(4)	Personal lending market share includes personal loans and margin loans.
10            Commonwealth Bank of Australia

Banking Analysis continued

	Half Year to December 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
Australian Retail	Income $M(1)	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	644	87	731
Consumer finance	351	191	542
Retail deposits	1,061	337	1,398

Australian Retail products	2,056	615	2,671	1,206	164	912

	Half Year to June 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M(1)	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	627	74	701
Consumer finance	366	195	561
Retail deposits	963	351	1,314

Australian Retail products	1,956	620	2,576	1,181	198	847

	Half Year to December 2005
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M(1)	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	633	77	710
Consumer finance	366	173	539
Retail deposits	965	349	1,314

Australian Retail products	1,964	599	2,563	1,207	156	842

(1)	During the current period the methodology for allocation of total Australian Retail income between products has been refined. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis.

	As at
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Jun 06%	Dec 05%

Home loans (including securitisation)	150,834	144,834	135,990	4	11
Consumer finance (1)	10,602	10,640	10,507	—	1

Total Assets — Australian Retail products	161,436	155,474	146,497	4	10

Home loans (net of securitisation)	140,080	132,227	126,866	6	10

Transaction deposits	18,323	16,993	17,077	8	7
Savings deposits (2)	37,898	36,176	34,240	5	11
Other demand deposits (3)	37,710	35,893	35,702	5	6
Deposits not bearing interest	2,930	2,362	2,478	24	18

Total Liabilities — Australian Retail products	96,861	91,424	89,497	6	8

(1)	Consumer Finance includes personal loans and credit cards.

(2)	The December 2006 half excludes $2.1 billion in Commonwealth Direct Investment Account balances transferred to the Business, Corporate and Institutional segment. Prior periods have been restated on a consistent basis.

(3)	The December 2006 half includes $15.9 billion of term deposits transferred from the Business, Corporate and Institutional segment. Prior periods have been restated on a consistent basis.

Australian Home Loan Approvals by State (1) (2)	Australian Home Loan Approvals by State (2)

(1)	As at 30 November 2006.

(2)	Half year averages.
Profit Annoucement          11

Banking Analysis continued
Business, Corporate and Institutional
The Business, Corporate and Institutional product segment delivered underlying net profit after tax of $762 million, an increase of 24% on the prior half and an increase of 29% on the prior comparative period. Included in the current half is a $55 million after tax profit on the sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). Excluding this amount, profit increased 15% on the prior half and 20% on the prior comparative period.
Business Review
The Business, Corporate and Institutional product segment performed well with the performance highlights including:
•	A five year expansion and change program has been launched as the “Business Banking Growth Strategy”. Execution of the program is progressing to plan including alignment of the internal business segments with our customer needs. The recruitment of business bankers into branches throughout the country has commenced. The first new Business Banking Centre was opened in Albany in December 2006 and plans are on track for continued expansion of the distribution footprint to establish a presence in key growth areas. A comprehensive training and development program is being rolled out to all of the front line staff and new recruits with approximately 50% of front line staff having completed the first stage of the program.
•	Institutional Banking continued to build strong momentum with above market growth rates achieved in the period.
•	CommSec is Australia’s largest stockbroker with more than one million clients as well as the most active broker by number of transactions on the ASX, recently averaging more than 35,000 transactions per day (October 2006). The CommSec website is the number one site for stocks and shares in Australia, receiving more than 400 million hits per month and transferring more than 11 terabytes of data. The Group was the only major bank to participate in the T3 offering and have been experiencing favourable growth in Equity Capital Markets and margin lending.
•	The rollout of CommBiz, an internet-based banking channel for business customers, is gathering pace. Feedback from the early adopter customers has been very positive with strong endorsement of the service efficiency, functionality and intuitive user interface. The first external customer commenced using CommBiz in October and the solution was launched in December. Around 400 business customers are now using CommBiz and over $1 billion of value payments have been processed.
•	The Financial Markets and Treasury functions have been brought together to obtain better leverage across the financial markets operations and provide a platform for future growth opportunities.
Outcomes by key product category are summarised below.
Corporate Banking
Corporate Banking includes commercial and corporate transaction services and merchant acquiring.
This line of business achieved income growth of 11% on the prior half and 6% on the prior comparative period reflecting deposit balance growth largely driven by the introduction of the Business Online Saver product; seasonal merchant income increases; and the benefit of the recent rate rises.
Financial Markets
Financial Markets includes financial markets and wholesale operations, treasury, equities broking (including CommSec) and structured products, capital markets services (including IPOs and placements) and margin lending.
Financial markets income has increased 8% on the prior half and 10% on the prior comparative period following continued favourability in trading conditions and increased customer flows. Growth in investment markets has resulted in increased CommSec trading volumes and margin lending balances have increased 14% on the prior half.
Lending and Finance
Lending and Finance includes asset finance, structured finance and general business lending.
Lending and Finance income has increased by 15% on the prior half and 29% on the prior comparative period. Income volatility has been impacted by the timing of asset sales including the $79 million pre-tax profit on sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”) during the half.
Lending and Finance assets have increased $9 billion or 9% on the prior half and $16 billion or 17% on the prior comparative period. The increase has been driven by continued growth in the Australian and New Zealand syndicated loan market and in structured finance transactions.
Operating Expenses
Operating expenses of $833 million increased by 3% on the prior half and by 5% on the prior comparative period. This was due to general salary increases and higher employee numbers, mainly to support the expansion of the Business Banking activities.
Market Share
Business lending market share to non-financial corporations, as measured by APRA, has increased by 40 basis points since 30 June 2006. However, the broader RBA business lending market share measure has declined by 20 basis points to 12.9% over this period.
Asset Finance market share has decreased by 60 basis points to 13.9% since June 2006. The decline reflects the maturity of this business segment, which has been characterised by aggressive price competition coupled with competitor expansion.
Business deposit market share of non-financial corporations, as measured by APRA, has increased by 10 basis points since 30 June 2006.
Equities Trading market share has remained constant over the calendar year at 4.3%.

Market Share Percentage (1)	31/12/06	30/06/06	31/12/05

Business lending — APRA	12.5	12.1	12.5
Business lending — RBA	12.9	13.1	13.4
Asset finance	13.9	14.5	15.1
Business deposits — APRA	12.0	11.9	11.6
Equities trading (CommSec)	4.3	4.3	4.3

(1)	For market share definitions refer to appendix 18, page 73.
12            Commonwealth Bank of Australia

Banking Analysis continued
Business, Corporate and Institutional

	Half Year to December 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Loan Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	303	212	515
Financial Markets (1)	240	418	658
Lending and Finance	435	290	725

Business, Corporate and Institutional products	978	920	1,898	833	20	762

	Half Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Loan Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	282	184	466
Financial Markets (1)	261	347	608
Lending and Finance	382	249	631

Business, Corporate and Institutional products	925	780	1,705	811	31	617

	Half Year to December 2005
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Loan Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	276	210	486
Financial Markets (1)	235	362	597
Lending and Finance	370	191	561

Business, Corporate and Institutional products	881	763	1,644	796	37	589

(1)	During the current period, certain balance sheet risk management operations have been merged within the Financial Markets product segment. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis..

	As at
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Jun 06%	Dec 05%

Interest earning lending assets	74,029	66,343	60,949	12	21
Bank acceptances of customers	18,395	18,310	17,263	—	7
Non lending interest earning assets	41,723	35,471	35,320	18	18
Margin loans	6,542	5,758	4,664	14	40
Other assets (1)	19,486	19,947	15,711	(2)	24

Total Assets (2)	160,175	145,829	133,907	10	20

Transaction deposits	16,648	16,426	14,155	1	18
Other demand deposits (3)	26,162	23,641	23,415	11	12
Deposits not bearing interest	3,686	3,520	3,675	5	—
Certificates of deposits and other	24,923	20,178	19,243	24	30
Due to other financial institutions	12,390	11,333	9,852	9	26
Liabilities at fair value through Income Statement	3,783	2,085	2,630	81	44
Debt issues	82,381	77,848	69,854	6	18
Loan Capital	9,724	9,744	9,129	—	7
Other non interest bearing liabilities	36,805	36,703	31,628	—	16

Total Liabilities (2)	216,502	201,478	183,581	7	18

Balance Sheet by Product Segment

Assets
Corporate Banking	4,792	3,546	2,982	35	61
Financial Markets	40,800	36,228	29,680	13	37
Lending and Finance	110,590	101,601	94,671	9	17
Other (2)	3,993	4,454	6,574	(10)	(39)

Total Assets	160,175	145,829	133,907	10	20

Liabilities
Corporate Banking	22,493	20,799	18,592	8	21
Financial Markets (3)	60,336	57,414	56,439	5	7
Lending and Finance	27,655	27,303	25,145	1	10
Other (2)	106,018	95,962	83,405	10	27

Total Liabilities	216,502	201,478	183,581	7	18

(1)	Other assets include intangible assets and derivative assets.

(2)	Includes Group Funding, Balance Sheet Management and other capital not directly attributed to the product based segments above.

(3)	The December 2006 half includes $2.1 billion in Commonwealth Direct Investment Account balances transferred form the Australian Retail segment and excludes $15.9 billion of term deposits transferred to the Australian Retail segment. Prior periods have been restated on a consistent basis.
Profit Announcement            13

Banking Analysis continued
Asia Pacific
Asia Pacific Banking incorporates the Group’s retail, business/commercial and rural banking operations in New Zealand, Indonesia, China and Fiji.
Underlying net profit after tax for the Asia Pacific businesses increased 9% to $202 million(1) compared to the prior half. ASB Bank in New Zealand represents the majority of the business.
ASB Bank
ASB Bank net profit after tax for the half year was $195 million,(1) an increase of 8% on the prior half year. The major drivers of growth were:
•	6.8% increase in average home loan balances. This enabled the business to maintain market share of home loans at 23.1%;

•	Retail deposit balances of NZD$22.8 billion were 8% higher than at 30 June 2006. FastSaver and the new BusinessSaver accounts continue to grow strongly collectively representing 72% of total retail deposit growth for the half year;

•	Reduction in net interest margin of seven basis points arising from increased mix of high interest rate deposits and competitive pressure on asset prices;

•	Expansion of the ASB service capability across New Zealand with three new branches opened in the half year; and

•	Improvement in loan arrears.
Other performance highlights were:
•	For the fifth consecutive year, ASB Bank was recognised as New Zealand’s “Bank of the Year” by the UK based Banker Magazine;

•	Winner of the TUANZ Business Internet eCommerce Financial Services Award in recognition of the ASB Fastnet Classic online banking service; and

•	ASB endorsed to be a Default Provider for the Kiwisaver Retirement Savings Scheme, a New Zealand Government initiative to encourage employees to save consistently during their working years.
Other Asia Pacific Business
The highlights in this region during the half were:
•	The Group made an offer to acquire 83% of a regional bank, Arta Niaga Kencana (ANK), in the Surabaya region of Indonesia. ANK has 20 branches to add to the existing 21 branches which PT Bank Commonwealth operates in Jakarta. The acquisition is subject to regulatory and shareholder approvals;

•	The two investments in China City Commercial Banks, Hangzhou and Jinan, continue to perform well. Profit momentum has been maintained in Hangzhou and the dividend payout ratio for Jinan has now increased to 6% of paid up capital;
•	Capability transfer programs for Jinan City Commercial Bank are well advanced and such programs have also commenced in Hangzhou City Commercial Bank;

•	Purchase of an additional 14 million shares for $5.8 million in Hangzhou City Commercial Bank to maintain the Group’s shareholding at 19.9% following an issue of shares to the Asian Development Bank; and

•	Fiji lending balances grew by 6.7% to $377 million during the half year ended 31 December 2006. A tightening of the liquidity situation in Fiji pushed up cost of funds and negatively impacted margins during the period.
Market Share
Housing market share in New Zealand remained stable at 23.1% despite intense competition in this market.
Retail deposit market share in New Zealand was 20.7%, up from 20.3% at 30 June 2006.

Market Share Percentage (2)	31/12/06	30/06/06	31/12/05

NZ lending for housing (3)	23.1	23.1	23.2
NZ retail deposits (3)	20.7	20.3	19.9

(1)	Represents Group Management view for the product segment rather than statutory view.

(2)	For market share definitions refer to appendix 18, page 73.

(3)	30 June 2006 comparative revised.

14  Commonwealth Bank of Australia

Asia Pacific
Banking Analysis continued

	Half Year to December 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

ASB Bank	346	167	513
Other	16	21	37

Asia Pacific	362	188	550	260	5	202

	Half Year to June 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(1)	$M	Tax $M

ASB Bank	338	138	476
Other	23	38	61

Asia Pacific	361	176	537	256	8	186

	Half Year to December 2005
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(1)	$M	Tax $M

ASB Bank	342	153	495
Other	19	13	32

Asia Pacific	361	166	527	253	12	184

(1)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on consistent basis.

	As at
Major Balance Sheet Items	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
(gross of impairment)	$M	$M	$M	Jun 06%	Dec 05%

Home lending	25,887	22,287	23,349	16	11
Other lending assets	11,279	10,531	11,157	7	1
Non lending interest earning assets	6,938	4,812	5,523	44	26
Other assets	1,535	1,321	1,044	16	47

Total Assets — Asia Pacific	45,639	38,951	41,073	17	11

Debt issues	180	744	182	(76)	(1)
Deposits (1)	21,038	18,040	19,256	17	9
Liabilities at fair value through Income Statement	14,204	11,727	13,691	21	4
Other liabilities	1,414	772	848	83	67

Total Liabilities — Asia Pacific	36,836	31,283	33,977	18	8

Balance Sheet by Segment

Assets
ASB Bank	43,379	36,724	38,981	18	11
Other	2,260	2,227	2,092	1	8

Total Assets — Asia Pacific	45,639	38,951	41,073	17	11

Liabilities
ASB Bank	34,885	29,306	31,933	19	9
Other	1,951	1,977	2,044	(1)	(5)

Total Liabilities — Asia Pacific	36,836	31,283	33,977	18	8

(1)	Asia Pacific Deposits exclude deposits held in other overseas countries (31 December 2006: $6 billion, 30 June 2006: $5 billion, and 31 December 2005: $4 billion).

Profit Announcement   15

Funds Management Analysis
Financial Performance and Business Review
Performance Highlights
Underlying profit after tax for the Funds Management business increased by 7% on the prior half to $232 million reflecting continued strong revenue growth. This result was an increase of 27% on the prior comparative period.
Half year net profit after tax (“cash basis”) increased 6% on the prior half and 25% on the prior comparative period.
Business Review
Industry conditions have remained positive with strong investment markets and retail flows driving growth.
Funds under administration increased by 11% on the prior half to $168 billion and 22% on the prior comparative period. The growth in funds under administration over the prior half has primarily been driven by strong investment performance.
Net funds flows in the half year ended 31 December 2006 were $2.1 billion. The prior half net flows of $8.1 billion were boosted by $4.3 billion of inflows related to a one-off FUA acquisition.
The key drivers of net funds flows for the half were:
•	Continued strong flows into the FirstChoice platform;

•	Solid institutional and international flows generated by the Global Asset Management business;

•	Some outflows from Income and Mortgage Funds to high yielding banking products following recent interest rate rises; and

•	Reduction in property net flows following the transfer of management rights in the Commonwealth Property Fund ($0.9 billion) and the sale of the Colonial Agricultural Fund ($0.3 billion).
FirstChoice flows remained strong in the market with $3 billion in net flows for the half year ended 31 December 2006. With over $31 billion in funds under administration, FirstChoice has experienced a growth rate of 48% in the last 12 months. A recently published survey from ASSIRT showed that 57% of advisors in the market used FirstChoice as one of their platforms.
Market Share
In the latest Plan for Life market share statistics, the Group ranked 1st in retail net flows for the year to September 2006. The Group remains 1st in total Australian retail market share at 15.3%.

Market Share Percentage (1)	31/12/06	30/06/06	31/12/05

Australian retail (2) (3)	15.3	15.4	14.5
New Zealand retail (3)	16.1	15.8	15.0
Platforms (Masterfunds) (2) (3)	12.8	12.6	10.7
FirstChoice Platform (2) (3)	8.0	7.8	7.0

(1)	For market share definitions refer to appendix 18, page 74

(2)	As at 30 September 2006.

(3)	30 June 2006 comparative revised.
Other key developments within the business include:
•	CFS Global Asset Management is the joint lead partner in a consortium acquiring AWG plc, an infrastructure company with enterprise value in excess of £5 billion. The principal business is Anglian Water, the UK’s largest water and wastewater company by service area. The company was delisted from the London Stock Exchange on 21 December 2006. The consortium has reached the 92% acceptance threshold and has moved to compulsory acquisition of the remaining shares;
•	New products launched by CFS Global Asset Management during the period include the Long Short Energy Fund, Asian Property Securities Fund and the India Sub-continent Fund;

•	Continued progress with initiatives designed to improve cross-selling of Wealth Management products to retail customers, and the focus now shifting to realisation of benefits;

•	The first Adviser Gateway Program has so far successfully trained 24 internal candidates to be financial advisers with the second intake commencing during February 2007; and

•	Successful implementation of the new Financial Wisdom Dealer Group Offering in October 2006 to enhance practice quality and adviser segment service levels.
Investment Performance
Investment performance has been solid with 72% of funds outperforming benchmark for the half year to 31 December 2006. On a one year basis, 66% of funds have outperformed benchmark; and 61% of funds have outperformed on a three year basis.
Operating Income
Operating income increased by 8% to $898 million on the prior half, up 25% on the prior comparative period. Underpinning this result was an increase in average funds under administration of 7% on the prior half and 21% on the prior comparative period.
Margins remained steady over the half, with performance fees and growth in higher margin asset classes offsetting the impact of outflows in higher margin legacy business.
Operating Expenses
Total operating expenses (excluding Volume Related Expenses) of $423 million were up by 4% on the prior half and 18% on the prior comparative period.
The key drivers of expense growth include:
•	Increased spend on strategic projects including the Wealth Management cross-selling initiatives;

•	Increase in performance-based remuneration to retain and attract high quality talent within the asset management business;

•	Expenses relating to the full impact of businesses acquired during the previous financial year; and

•	Offset by reduced compliance spend in this half on the unit pricing initiative which is tracking well.
Volume Related Expenses were up 15% on the prior half and 45% on the prior comparative period; due to:
•	Commission expenses increasing in line with funds under administration; and

•	Increased performance-based commissions to property trusts.
Taxation
The effective corporate tax rate for the half year was 29.9% compared with 28.2% for the prior half which included the benefit of recouped international tax losses.

16  Commonwealth Bank of Australia

Funds Management Analysis continued

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Key Performance Indicators	$M	$M	$M	Jun 06%	Dec 05%

Operating income — external	893	828	715	8	25
Operating income — internal	5	4	5	25	—

Total operating income	898	832	720	8	25

Shareholder investment returns	4	7	7	(43)	(43)

Funds management income	902	839	727	8	24

Volume expense	144	125	99	(15)	(45)
Operating expenses	423	405	360	(4)	(18)

Total expenses	567	530	459	(7)	(24)

Net profit before income tax (“cash basis”)	335	309	268	8	25

Net profit before income tax (“underlying basis”) (1)	331	302	261	10	27

Corporate tax expense (2)	100	87	77	(15)	(30)
Minority interests	—	—	3	—	—

Net profit after income tax (“cash basis”)	235	222	188	6	25

Net profit after income tax (“underlying basis”) (1)	232	217	183	7	27

(1)	Underlying basis excludes shareholder investment returns.

(2)	For presentation purposes, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (December 2006: $91 million, June 2006: $83 million, December 2005: $109 million).

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Funds Under Administration	$M	$M	$M	Jun 06%	Dec 05%

Funds under administration — average	158,010	147,684	130,179	7	21
Funds under administration — spot	167,662	151,513	136,974	11	22
Net funds flows	2,076	8,135	2,695	(74)	(23)
Total retail net flows	1,438	6,870	1,365	(79)	5

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Productivity and Other Measures	$M	$M	$M	Jun 06%	Dec 05%

Operating income to average funds under administration (%)	1.13	1.14	1.10	(1)bpts	3bpts
Total expenses to average funds under administration (%)	0.71	0.72	0.70	1	(1)
Operating expenses to net income (total operating income less
volume expenses)	56.1	57.3	58.0	2	3
Effective corporate tax rate (%)	29.9	28.2	28.7	(170)bpts	(120)bpts

Underlying Net Profit After Tax growth of 27% on prior comparative period

Profit Announcement   17

Funds Management Analysis continued

	Half Year to December 2006
	Opening				FX (3) &	Closing
	Balance			Investment	Other (4)	Balance
	30/06/06	Inflows	Outflows	Income	Movements	31/12/06
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	26,177	6,278	(3,301)	2,434	—	31,588
Avanteos	9,198	1,144	(451)	1,298	—	11,189
Cash management	3,690	1,028	(1,309)	85	(41)	3,453
Other retail (1)	35,555	1,205	(3,156)	2,544	70	36,218

Australian retail	74,620	9,655	(8,217)	6,361	29	82,448
Wholesale	29,815	5,614	(4,530)	1,993	—	32,892
Property	13,909	564	(1,860)	933	(8)	13,538
Other (2)	3,708	55	(272)	227	(21)	3,697

Domestically sourced	122,052	15,888	(14,879)	9,514	—	132,575
Internationally sourced	29,461	7,322	(6,255)	4,463	96	35,087

Total – Funds Under Administration	151,513	23,210	(21,134)	13,977	96	167,662

	Half Year to June 2006
	Opening				FX (3) &	Closing
	Balance			Investment	Other (4)	Balance
	31/12/05	Inflows	Outflows	Income	Movements	30/06/06
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	21,284	6,951	(2,876)	1,035	(217)	26,177
Avanteos	3,486	5,704	(382)	390	—	9,198
Cash management	3,966	1,159	(1,548)	113	—	3,690
Other retail (1)	36,647	1,799	(3,937)	1,459	(413)	35,555

Australian retail	65,383	15,613	(8,743)	2,997	(630)	74,620
Wholesale	28,012	6,001	(5,901)	1,753	(50)	29,815
Property	13,750	304	(1,008)	859	4	13,909
Other (2)	3,349	95	(308)	(85)	657	3,708

Domestically sourced	110,494	22,013	(15,960)	5,524	(19)	122,052
Internationally sourced	26,480	6,633	(4,551)	805	94	29,461

Total – Funds Under Administration	136,974	28,646	(20,511)	6,329	75	151,513

	Half Year to December 2005
	Opening				FX (3) &	Closing
	Balance			Investment	Other (4)	Balance
	30/06/05	Inflows	Outflows	Income	Movements	31/12/05
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	16,128	6,126	(2,412)	1,442	—	21,284
Avanteos	2,941	438	(216)	323	—	3,486
Cash management	4,182	1,258	(1,513)	39	—	3,966
Other retail (1)	36,069	1,651	(3,967)	2,894	—	36,647

Australian retail	59,320	9,473	(8,108)	4,698	—	65,383
Wholesale	24,894	7,098	(5,909)	1,929	—	28,012
Property	13,456	770	(1,136)	661	(1)	13,750
Other (2)	2,886	97	(173)	539	—	3,349

Domestically sourced	100,556	17,438	(15,326)	7,827	(1)	110,494
Internationally sourced	22,508	5,464	(4,881)	3,030	359	26,480

Total – Funds Under Administration	123,064	22,902	(20,207)	10,857	358	136,974

(1)	Includes stand alone retail and legacy retail products.

(2)	Includes life company assets sourced from retail investors but not attributable to a funds management product (e.g. premiums from risk products). These amounts do not appear in retail market share data.

(3)	Includes foreign exchange gains and losses from translation of internationally sourced business.

(4)	Other movements represent the re-alignment of funds to correctly classify source of funds.
18      Commonwealth Bank of Australia

Funds Management Analysis continued

FirstChoice – Fund Manager Destination	FirstChoice — Sources of Funds

Total Funds Under Administration – Asset Class

FirstChoice Funds Under Administration Balance & Market Share
Profit Announcement     19

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
Underlying profit after tax for the Insurance business was flat on the prior half and increased 8% on the prior comparative period. These growth rates were affected by the positive experience variations of $29 million which occurred in the prior half, and by the inclusion of the operating results of the Hong Kong Insurance Business for part of the prior comparative period. Another measure of Insurance business performance is planned profit margins, which increased by 22% on the prior half and 36% on the prior comparative period.
The result was driven by:
•	Solid inforce premium growth in Australia and New Zealand;

•	Growth in planned margins; and

•	Significant increase in investment spend in the business.
Cash profit after tax increased by 28% on the prior half, a strong result driven by high shareholder investment returns.
The Bank remains the largest life insurer in Australia, New Zealand and Fiji.
Business Review
Australia
Half year ended 31 December 2006 underlying profit after tax for the Australian insurance business was flat on the prior half at $68 million and increased 24% on the prior comparative period.
Half year ended 31 December 2006 net profit after tax (“cash basis”) increased 26% to $115m reflecting growth in shareholder returns over the half year. The result for the half increased 28% on the prior comparative period.
Key performance drivers were:
•	Life and General Insurance premium growth, with inforce premiums increasing by 15%, reflecting strong sales volumes;
•	Increase in planned life margins of 9% on the prior half and 42% on the prior comparative period;
•	Good claims experience, particularly in the Group Risk portfolio; and
•	Very strong shareholder investment returns.
Other highlights for the Australian Insurance business include:
•	Increased market share for Australian risk premiums to 13.7% of the total insurance risk market and maintaining its number 1 position as at September 2006;
•	The introduction of 73 Branch Insurance Representatives as part of the cross-selling initiative positively impacting on General Insurance sales;
•	Ongoing simplification and rationalisation of systems and processes;
•	Launch of online quoting tool for planners aimed at reducing the time and complexity of insurance and annuity quotes to improve conversion rates; and
•	Continued good claims management.
New Zealand
The life insurance operations in New Zealand operate predominantly under the Sovereign brand.
New Zealand’s net profit after tax (“cash basis”) was $50 million for the half year ended 31 December 2006, an increase of $4 million. The main drivers of this result were:
•	Market leading growth in new business sales with Sovereign capturing 33.8% of New Business sales market share for the December 2006 quarter compared to 32.7% for the half year ended 30 June 2006; and
•	A continuation of positive investment returns offset by higher claims incidence in disability and term life.
The market share of inforce premiums at 31 December 2006 was 31.5%, an increase of 1 basis point over 30 June 2006.
Operating Income
Total operating income increased 7% on the prior half to $382 million and is down 1% on the prior comparative period. The prior comparative period is impacted by the inclusion of the operating results of the Hong Kong Insurance Business until its sale in October 2005.
Life Insurance income increased 5% on the prior half in line with average inforce growth. The quality of the result improved with a higher component of planned margins.
General Insurance income increased 26% on the prior half. The result was supported by an increase in sales and no significant weather events. The prior half included weaker claims experience associated with Cyclone Larry.
Operating Expenses
Total operating expenses of $139 million (excluding volume related expenses) increased by 19% on the prior half with investment spend aimed at future revenue growth driving this increase.
Increases in operating expenses include:
•	Increased spend on strategic projects including the Wealth Management cross-selling initiatives;
•	Introduction of Branch Insurance Representatives into selected Bank branches;
•	Product development across life and general insurance lines;
•	Investment on system migration to further reduce the number of insurance systems used in order to reduce ongoing costs; and
•	Development costs in preparation for the launch of compulsory savings in New Zealand under the KiwiSaver program.
Corporate Taxation
The effective corporate tax rate for the half year was 28.1% compared with 27.9% in the prior half.
20      Commonwealth Bank of Australia

Insurance Analysis continued

	Half Year Ended
	31/12/06	30/06/06	31/12/05(4)	Dec 06 vs	Dec 06 vs
Key Performance Indicators	$M	$M	$M	Jun 06%	Dec 05%

Insurance
Life insurance operating income	339	322	347	5	(2)
General insurance operating income	43	34	39	26	10

Total operating income	382	356	386	7	(1)

Shareholder investment returns	81	30	57	large	42
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	—

Total insurance income	463	386	588	20	(21)

Volume expense	89	86	95	(3)	6
Operating expenses (1)	139	117	158	(19)	12

Total expenses	228	203	253	(12)	10

Net profit before income tax	235	183	335	28	(30)

Corporate tax expense (2)	66	51	51	(29)	(29)

Net profit after income tax (“cash basis”)	169	132	284	28	(40)

Net profit after income tax (“underlying basis”) (3)	111	112	103	(1)	8

	Half Year Ended
	31/12/06	30/06/06	31/12/05(4)	Dec 06 vs	Dec 06 vs
Productivity and Other Measures	$M	$M	$M	Jun 06%	Dec 05%

Expenses to average inforce premiums (%)	34.3	33.6	40.5	(2)	15
Effective corporate tax rate excluding impact of profit on sale of Hong Kong Insurance Business (%)	28.1	27.9	26.8	(20)bpts	(130)bpts

	Half Year Ended
	31/12/06	30/06/06	31/12/05(4)	Dec 06 vs	Dec 06 vs
Sources of Profit from Insurance Activities	$M	$M	$M	Jun 06%	Dec 05%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	94	77	69	22	36
Experience variations	7	29	19	(76)	(63)
Other	—	(2)	2	large	large
General insurance operating margins	10	8	13	25	(23)

Operating margins	111	112	103	(1)	8
After tax Shareholder investment returns	58	20	36	large	61
Profit on sale of the Hong Kong Insurance Business	—	—	145	—	—

Net profit after income tax (“cash basis”)	169	132	284	28	(40)

(1)	Operating expenses include $5 million internal expenses relating to the asset management of shareholder funds (half year to June 2006: $4 million, half year to 31 December 2005: $5 million).

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (31 December 2006: $47 million, 30 June 2006: $47 million, 31 December 2005: $92 million).

(3)	Underlying basis excludes Shareholder investment returns and the profit on the sale of the Hong Kong Insurance Business.

(4)	Includes impact of the operating performance of the Hong Kong Life Insurance Business until its sale in October 2005. Financial impact was set out on page 55 of the 30 June 2006 Profit Announcement.
Geographical Analysis of Business Performance

	Half Year Ended
	Australia		New Zealand		Asia		Total
	31/12/06	30/06/06	31/12/06	30/06/06	31/12/06	30/06/06	31/12/06	30/06/06
Net Profit after Income Tax (“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	68	70	41	39	2	3	111	112
After tax Shareholder investment returns	47	21	9	7	2	(8)	58	20

Net profit after income tax	115	91	50	46	4	(5)	169	132

Profit Announcement     21

Insurance Analysis continued

	Half Year Ended 31 December 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/06	Balances	Lapses	Movements (2)	31/12/06
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	236	43	(28)	—	251
Personal life	732	74	(44)	27	789
Group life	255	136	(20)	1	372

Total	1,223	253	(92)	28	1,412

Australia	921	225	(85)	(1)	1,060
New Zealand	302	28	(7)	29	352

Total	1,223	253	(92)	28	1,412

	Half year Ended 30 June 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	31/12/05	Balances	Lapses	Movements(2)	30/06/06
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	225	35	(24)	—	236
Personal life	740	65	(39)	(34)	732
Group life	251	31	(24)	(3)	255

Total	1,216	131	(87)	(37)	1,223

Australia	895	110	(83)	(1)	921
New Zealand	321	21	(4)	(36)	302

Total	1,216	131	(87)	(37)	1,223

	Half Year Ended 31 December 2005
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/05	Balances	Lapses	Movements (2)	31/12/05
Annual Inforce Premiums(1)	$M	$M	$M	$M	$M

General insurance	215	35	(25)	—	225
Personal life	785	72	(42)	(75)	740
Group life	265	40	(24)	(30)	251

Total	1,265	147	(91)	(105)	1,216

Australia	856	121	(83)	1	895
New Zealand	296	26	(8)	7	321
Asia (4)	113	—	—	(113)	—

Total	1,265	147	(91)	(105)	1,216

(1)	Inforce premium relates to risk business. Savings products are disclosed within Funds Management.

(2)	Includes foreign exchange movements.

(3)	General insurance inforce premiums includes approximately $51 million of badged premium (June 2006: $46 million, December 2005: $42 million).

(4)	Other movements represent the sale of the Hong Kong Insurance Business.

Market Share Percentage-Annual Inforce Premiums (1)	31/12/06	30/06/06	31/12/05

Australia (total risk) (2) (3)	13.7	13.2	13.5
Australia (individual risk) (2) (3)	12.0	12.2	12.6
New Zealand	31.5	31.4	30.9

(1)	For market share definitions refer to appendix 18, page 74.

(2)	As at 30 September 2006.

(3)	30 June 2006 comparative revised.
22       Commonwealth Bank of Australia

Shareholder Investment Returns

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Shareholder Investment Returns	$M	$M	$M	Jun 06%	Dec 05%

Funds management business	4	7	7	(43)	(43)
Insurance business (1)	81	30	57	large	42
Profit on sale of Hong Kong Insurance Business	—	—	145	—	—

Shareholder investment returns before tax	85	37	209	large	(59)
Taxation	24	12	23	large	(4)

Shareholder investment returns after tax	61	25	186	large	(67)

(1)	Excluding profit on sale of the Hong Kong Insurance Business.

Shareholder investment returns of $85 million pre tax was driven by strong positive returns across all asset classes.

	As at 31 December 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix	$M	$M	$M	$M

Local equities	21	4	—	25
International equities	—	19	7	26
Property	366	3	20	389

Sub-total	387	26	27	440

Fixed interest	404	53	52	509
Cash	756	362	1	1,119

Sub-total	1,160	415	53	1,628

Total	1,547	441	80	2,068

	As at 31 December 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix	%	%	%	%

Local equities	1	1	—	1
International equities	—	4	9	1
Property	24	1	25	19

Sub-total	25	6	34	21

Fixed interest	26	12	65	25
Cash	49	82	1	54

Sub-total	75	94	66	79

Total	100	100	100	100

Profit Announcement       23

Directors’ Report
The Directors submit their report for the half year ended 31 December 2006.
Directors
     The names of the Directors holding office during the half year ended 31 December 2006 and until the date of this report were:

J M Schubert	Chairman
R J Norris	Managing Director and Chief Executive Officer
R J Clairs AO	Director
A B Daniels OAM	Director (Retired 3 November 2006)
C R Galbraith AM	Director
J Hemstritch	Director (Appointed 9 October 2006)
S C Kay	Director
W G Kent AO	Director
F D Ryan	Director
F J Swan	Director
D J Turner	Director (Appointed 1 August 2006)
B K Ward	Director (Retired 3 November 2006)
H H Young	Director (Appointed 13 February 2007)
Review and Results of Operations
Commonwealth Bank recorded a statutory net profit after tax of $2,191 million for the half year ended 31 December 2006, compared with $1,999 million for the prior comparative period, an increase of 10%. Excluding the $145 million profit on sale of the Hong Kong Insurance Business that was recognised in the prior comparative period, the profit growth was 18%. The increase was principally due to strong growth in banking income resulting from lending asset growth, as well as continued strong performance within the Funds Management and Insurance Businesses.
The net cash profit from Banking of $1,867 million (December 2005: $1,589 million), reflects continued growth in home loans and business lending together with strong credit quality.
The net cash profit from Funds Management of $235 million (December 2005: $188 million) reflects growth in revenues from a 21% increase in average funds under administration on the prior comparative period. Insurance reported a net cash profit of $169 million (December 2005: $284 million). Excluding the profit on sale of the Hong Kong Insurance Business from the prior comparative period, this represents profit growth of 22%.
In accordance with the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Chief Executive Officer and the Chief Financial Officer, have provided the Board with a written statement that the accompanying Financial Report represents a true and fair view, in all material respects, of the Bank’s financial position as at 31 December 2006 and performance for the half year ended 31 December 2006, in accordance with relevant accounting standards.
We have obtained the following independence declaration from the Group’s auditors, Ernst and Young.
Signed in accordance with a resolution of the Directors.

J M Schubert	R J Norris

Chairman	Managing Director and Chief Executive Officer

14 February 2007
24       Commonwealth Bank of Australia

Financial Statements
Profit Announcement       25

Financial Statements continued
Consolidated Income Statement
For the half year ended 31 December 2006

	Half Year Ended
		31/12/06	30/06/06	31/12/05
	Note	$M	$M	$M

Interest income	2	11,565	10,120	9,638
Interest expense		8,080	6,861	6,383

Net interest income		3,485	3,259	3,255
Other operating income		1,612	1,591	1,445

Net banking operating income		5,097	4,850	4,700

Funds management income	2	905	852	737
Investment revenue		1,192	719	1,379
Claims and policyholder liability expense		(1,162)	(721)	(1,343)

Net funds management operating income		935	850	773

Premiums from insurance contracts	2	577	479	573
Investment revenue		473	338	693
Claims and policyholder liability expense from insurance contracts		(541)	(384)	(586)

Insurance margin on services operating income		509	433	680

Total net operating income		6,541	6,133	6,153

Loan impairment expense		195	210	188
Operating expenses	3	3,144	3,027	2,967
Defined benefit superannuation plan income/(expense)		5	(8)	(27)

Profit before income tax		3,207	2,888	2,971

Corporate tax expense	4	865	816	753
Policyholder tax expense	4	138	130	201
Profit after income tax		2,204	1,942	2,017
Minority interests		(13)	(13)	(18)

Net profit attributable to members of the Bank		2,191	1,929	1,999

	Cents per share

Earnings per share:
Statutory basic	169.6	151.1	157.1
Statutory diluted	166.0	148.3	154.4
Dividends per share attributable to shareholders of the Bank:
Ordinary shares	107	130	94
Trust preferred securities (TPS) — issued 8 March 2006	3,986	—	—

	$M	$M	$M

Net profit after income tax comprises:
Net profit after income tax (“underlying basis”)	2,210	1,967	1,875
Shareholder investment returns (after tax)	61	25	41
Profit on sale of the Hong Kong Insurance Business	—	—	145

Net profit after income tax (“cash basis”)	2,271	1,992	2,061

Defined benefit superannuation plan income/(expense)	4	(6)	(19)
Treasury shares valuation adjustment	(38)	(57)	(43)
One off AIFRS mismatch	(46)	—	—

Net profit after income tax (“statutory basis”)	2,191	1,929	1,999

26       Commonwealth Bank of Australia

Financial Statements continued
Consolidated Balance Sheet
As at 31 December 2006

	As at
		31/12/06	30/06/06	31/12/05
Assets	Note	$M	$M	$M

Cash and liquid assets		7,606	5,131	7,269
Receivables due from other financial institutions		5,686	7,107	5,279
Assets at fair value through Income Statement:
Trading		18,887	15,758	15,617
Insurance		24,520	24,437	25,141
Other		4,838	2,944	3,590
Derivative assets		10,519	9,675	8,238
Available-for-sale investments		11,434	11,203	9,605
Loans, advances and other receivables	5	277,962	259,176	245,606
Bank acceptances of customers		18,395	18,310	17,263
Investment property		273	258	252
Property, plant and equipment		1,325	1,314	1,143
Investment in associates		216	190	191
Intangible assets		7,846	7,809	7,740
Deferred tax assets		638	650	891
Other assets		5,846	5,141	3,368

		395,991	369,103	351,193
Assets held for sale	11	1,270	—	—

Total assets		397,261	369,103	351,193

Liabilities

Deposits and other public borrowings	7	188,819	173,227	168,723
Payables due to other financial institutions		12,432	11,184	9,902
Liabilities at fair value through Income Statement		17,986	13,811	16,322
Derivative liabilities		13,238	10,820	9,391
Bank acceptances		18,395	18,310	17,263
Current tax liabilities		685	378	575
Deferred tax liabilities		1,384	1,336	1,153
Other provisions		826	821	846
Insurance policy liabilities		22,729	22,225	23,055
Debt issues		82,561	78,591	70,036
Managed funds units on issue		438	1,109	1,031
Bills payable and other liabilities		5,379	6,053	3,917

		364,872	337,865	322,214
Loan capital		9,902	9,895	9,129

Total liabilities		374,774	347,760	331,343

Net assets		22,487	21,343	19,850

Shareholders’ Equity

Share capital:
Ordinary share capital	9	13,920	13,505	13,801
Other equity instruments	9	939	939	—
Reserves	9	1,979	1,904	1,936
Retained profits	9	5,141	4,487	3,590

Shareholders’ equity attributable to members of the Bank		21,979	20,835	19,327

Minority interests:
Controlled entities		508	508	523

Total shareholders’ equity		22,487	21,343	19,850

Profit Announcement      27

Financial Statements continued
Consolidated Statement of Recognised Income and Expense
For the half year ended 31 December 2006

		Half Year Ended
		31/12/06	30/06/06	31/12/05
	Note	$M	$M	$M

Actuarial gains and losses from defined benefit superannuation plans		149	319	68
Gains and losses on cash flow hedging instruments:
Recognised in equity		206	66	23
Transferred to the Income Statement		(26)	(69)	11
Gains and losses on available-for-sale investments:
Recognised in equity		(37)	61	(10)
Transferred to the Income Statement on disposal		(6)	(34)	1
Transferred to the Income Statement on impairment		—	—	(3)
Revaluation of properties		—	19	—
Transfer from FCTR to the Income Statement on disposal		—	—	41
Exchange differences on translation of foreign operations		97	(312)	80
Income tax on items transferred directly to/from equity:
FCTR		(10)	30	(17)
Available-for-sale investments revaluation reserve		16	(5)	(1)
Revaluation of properties		—	(4)	—
Cash flow hedge reserve		(57)	—	(11)

Net income recognised directly in equity		332	71	182
Profit for the period		2,204	1,942	2,017

Total net income recognised for the period		2,536	2,013	2,199

Attributable to:
Members of the parent		2,523	2,000	2,181
Minority Interests		13	13	18

Total net income recognised for the period		2,536	2,013	2,199

28     Commonwealth Bank of Australia

Financial Statements continued
Consolidated Statement of Cash Flows (1)
For the half year ended 31 December 2006

			Half Year Ended
			31/12/06	30/06/06	31/12/05
	Note		$M	$M	$M

Cash Flows from Operating Activities
Interest received			11,163	10,191	9,521
Interest paid			(7,784)	(6,167)	(6,388)
Other operating income received			2,145	1,515	2,804
Expenses paid			(2,917)	(2,923)	(2,886)
Income taxes paid			(683)	(690)	(1,290)
Net (increase)/decrease in assets at fair value through Income
Statement (excluding life insurance)			(1,501)	483	(790)
Life insurance business:
Investment income			965	773	1,626
Premiums received (2)			1,143	1,114	1,224
Policy payments (2)			(2,088)	(2,268)	(2,670)
Net increase/(decrease) in liabilities at fair value through Income Statement (excluding life insurance)			4,110	(1,054)	2,499

Cash flows from operating activities before changes in operating assets and liabilities			4,553	974	3,650

Changes in operating assets and liabilities arising from cash flow movements
Movement in available-for-sale investments:
Purchases			(12,553)	(16,687)	(11,502)
Proceeds from sale			1,489	230	416
Proceeds at or close to maturity			10,552	13,837	10,994
Lodgement of deposits with regulatory authorities			(8)	(29)	—
Net (increase) in loans, advances and other receivables			(16,415)	(14,112)	(17,884)
Net (increase)/decrease in receivables due from other financial institutions not at call			(1,710)	132	(1,013)
Net (increase)/decrease in securities purchased under agreements to resell			(1,245)	729	(192)
Life insurance business:
Purchase of insurance assets at fair value through Income Statement			(5,643)	(2,364)	(5,714)
Proceeds from sale/maturity of insurance assets at fair value through Income Statement			5,780	2,912	6,486
Net increase in deposits and other public borrowings			13,000	4,002	8,797
Net proceeds from issuance of debt securities			2,847	9,437	5,168
Net increase in payables due to other financial institutions not at call			2,913	1,920	651
Net increase in securities sold under agreements to repurchase			1,081	222	106

Changes in operating assets and liabilities arising from cash flow movements			88	229	(3,687)

Net cash provided by/(used in) operating activities	10	(a)	4,641	1,203	(37)

Cash flows from Investing Activities
Payment for acquisition of entities and management rights	10	(e)	(3)	(418)	—
Proceeds from disposal of controlled entities (net of cash disposals)	10	(c)	—	—	553
Net proceeds from disposal of other entities			—	35	—
Dividends received			1	3	1
Proceeds from sale of property, plant and equipment			5	21	11
Purchases of property, plant and equipment			(118)	(266)	(119)
Payment for acquisition of investments in associates/joint ventures			(6)	(9)	(143)
Purchases of intangible assets			(68)	(68)	(22)
Purchases of assets held for sale			(1,258)	—	—
Net (increase)/decrease in other assets			(314)	(477)	508

Net cash (used in)/provided by investing activities			(1,761)	(1,179)	789

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Gross premiums and policy payments before splitting between policyholders and shareholders.
Profit Announcement     29

Financial Statements continued
Consolidated Statement of Cash Flows (1) (continued)
For the half year ended 31 December 2006

			Half Year Ended
			31/12/06	30/06/06	31/12/05
	Note		$M	$M	$M

Cash Flows from Financing Activities
Buy back of shares			—	(499)	(1)
Proceeds from issue of shares (net of costs)			13	14	35
Proceeds from issue of other equity instruments (net of costs)			—	939	—
Dividends paid (excluding Dividend Reinvestment Plan)			(1,396)	(990)	(1,173)
Net movement in other liabilities			(401)	685	(546)
Net sale/(purchase) of treasury shares			34	(29)	19
Issue of loan capital			1,615	1,679	767
Redemption of loan capital			(1,069)	(513)	(402)
Other			67	(4)	5

Net cash (used in)/provided by financing activities			(1,137)	1,282	(1,296)

Net increase/(decrease) in cash and cash equivalents			1,743	1,306	(544)
Cash and cash equivalents at beginning of period			2,038	732	1,276

Cash and cash equivalents at end of period	10	(b)	3,781	2,038	732

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.
30     Commonwealth Bank of Australia

Notes to the Financial Statements
Note 1 Accounting Policies General Information
The Financial Statements of the Commonwealth Bank of Australia (the ‘Bank’) and the Bank and its subsidiaries (the ‘Group’) for the half year ended 31 December 2006, were approved and authorised for issue by the Board of Directors on 14 February 2007.
The Bank is incorporated and domiciled in Australia. It is a company limited by shares that are publicly traded on the Australian Stock Exchange. The address of its registered office is Level 7,48 Martin Place, Sydney NSW 1155, Australia.
The Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial period were:
(i) Banking
The Group provides retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group also offers commercial products including business loans, equipment and trade finance, and rural and agribusiness products. The Group also has full service banking operations in New Zealand, Fiji and Indonesia. The Group has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, regions of China, Tokyo and Malta.
(ii) Funds Management
The Group’s funds management business comprises wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and international shares, property, fixed interest and cash. The Group also has funds management businesses in New Zealand, the United Kingdom and Asia.
(iii) Insurance
The Group provides term insurance, disability insurance, annuities, master trusts, investment products and household general insurance. Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and in Asia and the Pacific. There have been no significant changes in the nature of the principal activities of the Group during the half year.
(a) Bases of accounting
This general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting.
This half year financial report complies with current Australian Accounting Standards which consist of Australian equivalents to International Financial Reporting Standards (AIFRS).
This half year financial report does not include all notes of the type normally included within the Annual Financial Report and therefore, cannot be expected to provide as full an understanding of the financial position and financial performance of the Group as that given by the Annual Financial Report.
As a result, this report should be read in conjunction with the 30 June 2006 Annual Financial Report of the Group and any public announcements made in the period by the Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.
For the purpose of this half year Financial Report, the half year has been treated as a discrete reporting period.
The accounting policies followed in this half year Financial Report are the same as those applied in the 30 June 2006 Annual Financial Report.
Profit Announcement     31

Notes to the Financial Statements continued
Note 2 Income from Ordinary Activities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Banking
Interest income	11,565	10,120	9,638
Fees and commissions	1,276	1,231	1,204
Trading income	306	261	244
Gain on disposal of non-trading instruments	82	44	1
Loss on other financial instruments (including non-trading derivatives) (1)	(129)	(39)	(40)
Dividends	1	3	1
Net (loss)/gain on sale of property, plant and equipment	(4)	4	—
Other income	80	87	35

	13,177	11,711	11,083

Funds Management, Investment contract and Insurance contract revenue
Funds management and investment contract income including premiums	905	852	737
Insurance contract premiums and related income	577	479	573
Investment income (2)	1,665	1,057	2,072

	3,147	2,388	3,382

Total income from ordinary activities	16,324	14,099	14,465

(1)	December 2006 includes an accounting loss of $66 million ($46 million after tax) due to the unwind of a structured financing transaction at the request of the counterparty. The transaction had been fully economically hedged at inception in 2003, and on transition to AIFRS on 1 July 2005 the hedge profit was recognised in retained profits. Interest expense offsetting the hedge was being amortised over the life of the transaction. The unwind of the transaction brings forward the recognition of this expense to the current period. There is no overall economic loss incurred by the Group. The Group is not aware of any other contracts of a similar nature.

(2)	December 2005 includes profit on sale of the Hong Kong Insurance Business of $145 million.
32     Commonwealth Bank of Australia

Notes to the Financial Statements continued
Note 3 Operating Expenses

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Staff Expenses
Salaries and wages	1,340	1,237	1,182
Share based compensation (1)	56	17	22
Superannuation contributions	4	4	4
Provisions for employee entitlements	32	31	35
Payroll tax	74	62	61
Fringe benefits tax	16	17	17
Other staff expenses	65	69	65

Total staff expenses	1,587	1,437	1,386

Occupancy and Equipment Expenses
Operating lease rentals	179	169	169
Depreciation:
Buildings	11	11	11
Leasehold improvements	30	28	28
Equipment	34	31	33
Operating lease assets	13	5	4
Repairs and maintenance	32	39	34
Other	36	28	31

Total occupancy and equipment expenses	335	311	310

Information Technology Services
Application maintenance and development	130	179	185
Data processing	110	109	118
Desktop	59	61	76
Communications	97	99	102
Amortisation of software assets	30	27	16
IT equipment depreciation	13	8	5

Total information technology services	439	483	502

Other Expenses
Postage	56	60	58
Stationery	53	47	51
Fees and commissions	316	322	314
Advertising, marketing and loyalty	148	161	146
Amortisation of other intangible assets (excluding software)	4	4	2
Non-lending losses	57	64	52
Other	149	138	146

Total other expenses	783	796	769

Total Operating Expenses	3,144	3,027	2,967

(1)	Changes to the market conditions of the Equity Reward Plan were approved by the Group’s Remuneration Committee in November 2006. This modification has changed the definition of the comparator group against which the Bank’s Total Shareholder Return is compared. In relation to the 2002 and 2003 plans, this modification has resulted in additional vesting of $36 million in the half year to 31 December 2006.
Profit Announcement     33

Notes to the Financial Statements continued
Note 4 Income Tax Expense

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Profit from Ordinary Activities before Income Tax
Banking	2,547	2,342	2,252
Funds management	373	324	319
Insurance	282	230	427
Defined benefit superannuation plan income/(expense)	5	(8)	(27)

	3,207	2,888	2,971

Prima Facie Income Tax at 30%
Banking	765	701	676
Funds management	112	97	96
Insurance	85	69	128
Defined benefit superannuation plan income/(expense)	1	(2)	(8)

	963	865	892

Tax effect of expenses that are non-deductible/income non-assessable in determining taxable profit:

Current period
Taxation offsets and other dividend adjustments	(4)	(11)	(18)
Tax adjustment referable to policyholder income	96	91	141
Non–assessable capital gains	—	2	(45)
Tax losses recognised	(4)	(32)	(3)
Other	(16)	(1)	4

	72	49	79

Prior periods
Other	(32)	32	(17)

Total income tax expense	1,003	946	954

Income Tax Attributable to Profit from Ordinary Activities
Banking	714	688	640
Funds management	85	77	62
Insurance	66	51	51

Corporate tax expense	865	816	753
Policyholder tax expense	138	130	201

Total income tax expense	1,003	946	954

Effective Tax Rate	%	%	%
Total – corporate	28. 2	29. 6	27. 2
Banking – corporate	28. 0	29. 5	28. 8
Funds management – corporate	30. 1	32. 0	29. 5
Insurance – corporate	28. 1	27. 9	15. 2

New Zealand Subsidiaries
An assessment has been received from the IRD in respect of one structured finance investment in relation to the year ended 30 June 2001. Notices of Proposed Adjustment have been received for similar investments for other years.
The Group is confident that the tax treatment it has adopted for these investments is correct, and any assessments received will be disputed.
34      Commonwealth Bank of Australia

Notes to the Financial Statements continued
Note 5 Loans, Advances and Other Receivables

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Australia
Overdrafts	2,272	2,672	2,220
Housing loans (including securitisation)	150,834	144,834	135,990
Credit card outstandings	7,071	6,997	6,870
Lease financing	4,617	4,924	4,906
Bills discounted	3,303	2,779	3,898
Term loans	62,613	56,950	51,938
Redeemable preference share financing	—	1	6
Other lending	386	597	401
Other securities	4	—	—

Total Australia	231,100	219,754	206,229

Overseas
Overdrafts	2,064	2,435	2,694
Housing loans	25,887	22,287	23,349
Credit card outstandings	518	428	478
Lease financing	329	139	124
Bills discounted	24	7	—
Term loans	19,020	15,282	14,265
Redeemable preference share financing	1,194	1,194	894
Other lending	74	8	34
Other securities	480	438	300

Total Overseas	49,590	42,218	42,138

Gross loans, advances and other receivables	280,690	261,972	248,367

Less:
Provisions for impairment:
Collective provision	(1,040)	(1,046)	(1,041)
Individually assessed provisions	(171)	(171)	(179)
Unearned income:
Term loans	(931)	(934)	(921)
Lease financing	(586)	(645)	(620)

	(2,728)	(2,796)	(2,761)

Net loans, advances and other receivables	277,962	259,176	245,606

Note 6 Asset Quality

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Total Impaired Assets
Gross non–accruals	338	326	396
Less individually assessed provisions for impairment	(171)	(171)	(179)

Total net impaired assets	167	155	217

Net impaired assets by geographical segment
Australia	159	146	214
Overseas	8	9	3

Total	167	155	217

Profit Announcement       35

Notes to the Financial Statements continued
Note 6 Asset Quality (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Provisions for impairment losses
Collective provisions
Opening balance	1,046	1,041	1,021
Charge against profit and loss	195	210	188
Net transfer to individually assessed provisions	(239)	(240)	(200)
Transfer from other credit provisions	5	—	—
Impairment losses recovered	55	70	57
Adjustments for foreign exchange movements and other items	5	(8)	1

	1,067	1,073	1,067
Impairment losses written off	(27)	(27)	(26)

Closing balance	1,040	1,046	1,041

Individually assessed provisions
Opening balance	171	179	191
Transfer from collective provision for:
New and increased provisioning	249	254	214
Less write–back of provisions no longer required	(10)	(14)	(14)

Net transfer	239	240	200

Discount unwind to interest income	(3)	(7)	(6)
Adjustments for foreign exchange movements and other items	(4)	(6)	3
Impairment losses	(232)	(235)	(209)

Closing balance	171	171	179

Total provisions for loan impairment	1,211	1,217	1,220
Other credit provisions (1)	19	24	24

Total provisions for impairment losses	1,230	1,241	1,244

(1)	Included in Other Provisions.

	%	%	%

Provision Ratios
Collective provisions as a % of risk weighted assets	0. 44	0. 48	0. 51
Prudential general reserve for credit losses as a % of risk weighted assets (1)	0. 68	0. 71	0. 71
Individually assessed provisions for impairment as a % of gross impaired assets	50. 6	52 .5	45. 2
Total provisions for impairment losses as a % of gross impaired assets	363. 9	380. 7	314. 1

(1)	While the Group is required to maintain a Prudential General Reserve for Credit Losses (“GRCL”) to cover credit losses estimated over the life of portfolio facilities, from 1 July 2006 the Australian prudential regulator, APRA, no longer requires banks to maintain a minimum provisioning benchmark of 0.5% (after tax) of risk weighted assets. The Group’s GRCL within shareholders’ equity, which is over and above APRA requirements, has been retained as part of the Prudential General Reserve for Credit Losses for prudential reporting purposes (refer Capital Adequacy, appendix 8, pages 56-58).

Half Year Ended
	31/12/06	30/06/06	31/12/05
Impaired Asset Ratios	%	%	%

Gross impaired assets % of risk weighted assets	0. 14	0. 15	0. 20
Net impaired assets as a % of:
Risk weighted assets	0. 07	0. 07	0. 11
Total shareholders’ equity	0. 74	0. 73	1. 09

Provisioning Policy
Provisions for impairment are maintained at an amount adequate to cover incurred credit losses.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant and individually or collectively for financial assets that are not individually significant. If there is objective evidence of impairment, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
For APRA prudential reporting purposes the collective provision ($1,040 million), other credit provisions ($19 million), fair value credit adjustments ($31 million) and General Reserve for Credit Losses (pre-tax equivalent $500 million), a total of $1,590 million, equates to 0.68% of risk weighted assets.
36      Commonwealth Bank of Australia

Notes to the Financial Statements continued
Note 6 Asset Quality (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Impaired Assets
Total income received	4	7	4
Interest income forgone	3	5	6

Movement in Impaired Asset Balances
Gross impaired assets opening balance	326	396	395
New and increased impaired assets	401	380	365
Balances written off	(241)	(241)	(209)
Returned to performing or repaid	(148)	(209)	(155)

Gross impaired assets closing balance	338	326	396

The following amounts comprising loans less than $250,000 are reported in accordance with regulatory returns to APRA. They are not classified as impaired assets and therefore not included within the above impaired asset summary.

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Loans Accruing but Past Due 90 Days or More
Housing loans	161	155	154
Other loans	133	137	119

Total	294	292	273

Note 7 Deposits and Other Public Borrowings

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Australia
Certificates of deposit	20,590	18,185	17,351
Term deposits	46,004	43,210	42,959
On demand and short-term deposits	85,691	81,547	77,902
Deposits not bearing interest	6,617	5,872	6,149
Securities sold under agreements to repurchase	2,478	1,380	1,092

Total Australia	161,380	150,194	145,453

Overseas
Certificates of deposit	2,414	959	935
Term deposits	14,987	13,790	13,992
On demand and short-term deposits	8,351	7,088	7,024
Deposits not bearing interest	1,672	1,166	1,222
Securities sold under agreements to repurchase	15	30	97

Total Overseas	27,439	23,033	23,270

Total deposits and other public borrowings	188,819	173,227	168,723

Profit Announcement       37

Notes to the Financial Statements continued
Note 8 Financial Reporting by Segments
This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed Income Statements by segment.

	Half Year Ended 31 December 2006
		Funds
	Banking	Management	Insurance	Total
	$M	$M	$M	$M

Primary Segment
Business Segments
Income Statement

Interest income	11,565	—	—	11,565
Insurance premium and related revenue	—	—	577	577
Other income	1,612	2,097	473	4,182

Total revenue	13,177	2,097	1,050	16,324

Interest expense	8,080	—	—	8,080

Segment result before income tax	2,552	373	282	3,207
Income tax expense	(714)	(176)	(113)	(1,003)

Segment result after income tax	1,838	197	169	2,204
Minority interests	(13)	—	—	(13)

Segment result after income tax and minority interests	1,825	197	169	2,191

Net profit attributable to shareholders of the Bank	1,825	197	169	2,191

Non–Cash Expenses
Intangible asset amortisation	34	—	—	34
Loan impairment expense	195	—	—	195
Depreciation	95	2	4	101
Defined benefit superannuation plan (income)	(5)	—	—	(5)
Other	31	1	—	32

Balance Sheet
Total assets	367,250	19,575	10,436	397,261
Acquisition of property, plant & equipment, intangibles and other non–current assets	169	5	12	186
Investments in associates	134	49	33	216
Total liabilities	350,199	17,117	7,458	374,774

38      Commonwealth Bank of Australia

Notes to the Financial Statements continued
Note 8 Financial Reporting by Segments (continued)

	Half Year Ended 31 December 2005
		Funds
	Banking	Management	Insurance	Total
	$M	$M	$M	$M

Primary Segment
Business Segments
Income Statement

Interest income	9,638	—	—	9,638
Insurance premium and related revenue	—	—	573	573
Other income	1,445	2,116	693	4,254

Total revenue	11,083	2,116	1,266	14,465

Interest expense	6,383	—	—	6,383

Segment result before income tax	2,225	319	427	2,971
Income tax expense	(640)	(171)	(143)	(954)

Segment result after income tax	1,585	148	284	2,017
Minority interests	(15)	(3)	—	(18)

Segment result after income tax and minority interests	1,570	145	284	1,999

Net profit attributable to shareholders of the Bank	1,570	145	284	1,999

Non–Cash Expenses
Intangible asset amortisation	18	—	—	18
Loan impairment expense	188	—	—	188
Depreciation	76	2	3	81
Defined benefit superannuation plan (income)/expense	27	—	—	27
Other	34	1	—	35

Balance Sheet Total assets	321,477	19,650	10,066	351,193
Acquisition of property, plant & equipment, intangibles and other non–current assets	122	81	20	223
Investments in associates (1)	120	42	29	191
Total liabilities	307,055	16,500	7,788	331,343

(1)	During the half year ended 30 June 2006, an associate investment acquired during the 2006 financial year was reclassified from the Insurance segment to the Funds Management segment. December 2005 half year has been restated on a consistent basis.
Profit Announcement       39

Notes to the Financial Statements continued
Note 8 Financial Reporting by Segments (continued)

	Half Year Ended
	31/12/06		31/12/05
	$M	%	$M	%

Secondary Segment
Geographical Segment
Financial Performance

Revenue
Australia	13,117	80. 3	11,603	80. 2
New Zealand	2,151	13. 2	1,982	13. 7
Other countries (1)	1,056	6. 5	880	6. 1

	16,324	100. 0	14,465	100. 0

Net Profit Attributable to Shareholders of the Bank
Australia	1,756	80. 2	1,547	77. 4
New Zealand	235	10. 7	192	9. 6
Other countries (1)	200	9. 1	260	13. 0

	2,191	100. 0	1,999	100. 0

Assets
Australia	321,448	80. 9	287,191	81. 8
New Zealand	50,902	12. 8	45,401	12. 9
Other countries (1)	24,911	6. 3	18,601	5. 3

	397,261	100. 0	351,193	100. 0

Acquisition of Property, Plant & Equipment and Intangibles and Other Non–current Assets Australia	146	78. 4	201	90. 1
New Zealand	36	19. 4	17	7. 6
Other countries (1)	4	2. 2	5	2. 3

	186	100. 0	223	100. 0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.
The geographical segment represents the location in which the transaction was booked.
40      Commonwealth Bank of Australia

Notes to the Financial Statements continued
Note 9 Detailed Consolidated Statement of Changes in Equity

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Equity Reconciliations
Ordinary Share Capital
Opening balance	13,505	13,801	13,486
Buy back of shares	—	(499)	(1)
Dividend reinvestment plan	300	219	262
Exercise of executive options	13	15	35
(Purchase)/sale and vesting of treasury shares (1)	102	(29)	19
Issue costs	—	(2)	—

Closing balance	13,920	13,505	13,801

Other Equity Instruments
Opening balance	939	—	—
Issue of instruments	—	947	—
Issue costs	—	(8)	—

Closing balance	939	939	—

Retained Profits
Opening balance	4,487	3,590	3,063
Actuarial gains and losses from defined benefit superannuation plan	149	319	68
Realised gains and dividend income on treasury shares held within the Group’s life insurance statutory funds (1)	9	59	26
Operating profit attributable to members of the Bank	2,191	1,929	1,999

Total available for appropriation	6,836	5,897	5,156
Transfers (to)/from general reserve	1	(133)	(106)
Transfers (to)/from general reserve for credit losses	—	(67)	(25)
Interim dividend — cash component	—	(992)	—
Interim dividend — dividend reinvestment plan	—	(219)	—
Final dividend — cash component	(1,368)	1	(1,173)
Final dividend — dividend reinvestment plan	(300)	—	(262)
Other dividends	(28)	—	—

Closing balance	5,141	4,487	3,590

Reserves
General Reserve
Opening balance	1,221	1,088	982
Appropriation (to)/from retained profits	(1)	133	106

Closing balance	1,220	1,221	1,088

Capital Reserve
Opening balance	285	284	282
Reversal of revaluation surplus on sale of property	1	1	2

Closing balance	286	285	284

(1)	Relates to movements in treasury shares held within life insurance statutory funds and the employee share scheme trust.
Profit Announcement       41

Notes to the Financial Statements continued
Note 9 Detailed Consolidated Statement of Changes in Equity (continued)

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Asset Revaluation Reserve
Opening balance	131	117	119
Revaluation of properties	—	19	—
Transfers on sale of properties	(1)	(1)	(2)
Tax on adjustments	—	(4)	—

Closing balance	130	131	117

Foreign Currency Translation Reserve
Opening balance	(241)	41	(63)
Currency translation adjustments of foreign operations	97	(312)	80
Transferred to the Income Statement on disposal	—	—	41
Tax on translation adjustments	(10)	30	(17)

Closing balance	(154)	(241)	41

Cash Flow Hedge Reserve
Opening balance	59	62	39
Gains and losses on cash flow hedging instruments:
Recognised in equity	206	66	23
Transferred to the Income Statement	(26)	(69)	11
Tax on cash flow hedging instruments	(57)	—	(11)

Closing balance	182	59	62

Employee Compensation Reserve
Opening balance	34	18	23
Current period movement	(107)	16	(5)

Closing balance	(73)	34	18

General Reserve for Credit Losses (1)
Opening balance	350	283	258
Appropriation from retained profits	—	67	25

Closing balance	350	350	283

Available-for-Sale Investments Reserve
Opening balance	65	43	56
Net gains and losses on available-for-sale investments	(37)	61	(10)
Net gains and losses on available-for-sale investments transferred to the Income Statement on disposal	(6)	(34)	1
Impairment of available-for-sale investments transferred to the Income Statement	—	—	(3)
Tax on available-for-sale investments	16	(5)	(1)

Closing balance	38	65	43

Total Reserves	1,979	1,904	1,936

Shareholders’ Equity Attributable to Members of the Bank	21,979	20,835	19,327
Shareholders’ Equity Attributable to Minority Interests	508	508	523

Total Shareholders’ Equity	22,487	21,343	19,850

(1)	While the Group is required to maintain a Prudential General Reserve for Credit Losses (“GRCL”) to cover credit losses estimated over the life of portfolio facilities, from 1 July 2006 the Australian prudential regulator, APRA, no longer requires banks to maintain a minimum provisioning benchmark of 0.5% (after tax) of risk weighted assets. The Group’s GRCL within Shareholders’ Equity, which is over and above APRA requirements, has been retained as part of the Prudential General Reserve for Credit Losses for prudential reporting purposes (refer Capital Adequacy, appendix 8, pages 56-58).
42     Commonwealth Bank of Australia

Notes to the Financial Statements continued
Note 10 Notes to the Statement of Cash Flows
(a) Reconciliation of Operating Profit after Income Tax to Net Cash provided by/(used in) Operating Activities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Operating profit after income tax	2,204	1,942	2,017
(Increase)/decrease in interest receivable	(388)	21	(120)
Increase/(decrease) in interest payable	290	818	(34)
Net (increase)/decrease in assets at fair value through Income Statement (excluding life insurance)	(4,097)	1,007	(1,060)
Net (gain)/loss on sale of controlled entities and associates	—	(18)	(145)
(Increase)/decrease in derivative assets	(845)	(1,438)	1,566
Loss/(gain) on sale of property plant and equipment	4	1	(5)
Loan impairment expense	195	210	188
Depreciation and amortisation	135	110	99
Increase/(decrease) in liabilities at fair value through Income Statement (excluding life insurance)	4,198	(2,330)	3,704
Increase/(decrease) in derivative liabilities	2,418	1,429	(1,874)
Increase/(decrease) in other provisions	6	(46)	(46)
Increase/(decrease) in income taxes payable	260	(197)	(258)
Increase/(decrease) in deferred income taxes payable	48	194	(12)
Decrease/(increase) in deferred tax assets	11	250	(66)
(Increase)/decrease in accrued fees/reimbursements receivable	(174)	48	(136)
Increase/(decrease) in accrued fees and other items payable	109	(84)	217
Unrealised loss/(gain) on revaluation of assets at fair value through Income Statement (excluding life insurance)	43	(122)	10
Change in life insurance policy liabilities	(326)	(904)	(307)
Increase in cash flow hedge reserve	180	31	—
Changes in operating assets and liabilities arising from cash flow movements	88	229	(3,687)
Other	282	52	(88)

Net cash provided by/(used in) operating activities	4,641	1,203	(37)

(b) Reconciliation of Cash
For the purposes of the Statement of Cash Flows, cash includes cash, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Notes, coins and cash at bank	2,559	1,703	3,023
Other short term liquid assets	864	491	581
Receivables due from other financial institutions — at call (1)	3,504	4,657	2,754
Payables due to other financial institutions — at call (1)	(3,146)	(4,813)	(5,626)

Cash and cash equivalents at end of half year	3,781	2,038	732

(1)	At call includes receivables and payables due from and to financial institutions within three months.
(c) Disposal of Controlled Entities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Fair value of net tangible assets disposed:
Cash and liquid assets	—	—	55
Assets at fair value through Income Statement	—	—	2,297
Other assets	—	—	148
Life insurance policy liabilities	—	—	(1,996)
Bills payable and other liabilities	—	—	(41)
Profit on sale	—	—	145

Cash consideration received	—	—	608
Less: Cash and cash equivalents disposed	—	—	(55)

Net cash inflows on disposal	—	—	553

Profit Announcement       43

Notes to the Financial Statements continued
Note 10 Notes to the Statement of Cash Flows (continued)
(d) Non-cash financing and investing activities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Shares issued under the Dividend Reinvestment Plan	300	219	262

(e) Acquisition of Controlled Entities

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Fair value of assets acquired:
Minority interests	—	126	—
Goodwill	3	7	—
Other intangibles	—	122	—
Other assets	—	167	—
Bills payable and other liabilities	—	(8)	—

Cash consideration paid	3	414	—

Less: Cash and cash equivalents acquired	—	—	—

Net cash outflow on acquisition	3	414	—

(f) Financing Facilities
Standby funding lines are immaterial.
44     Commonwealth Bank of Australia

Notes to the Financial Statements continued
Note 11 Assets Held for Sale
During the half year ended 31 December 2006 the Group purchased through Colonial First State a 32% stake in AWG plc. The stake was acquired through the purchase of preference shares and eurobonds that have been classified as Assets Held for Sale ($1.3 billion), as the Group intends to dispose of its holding into Australian and European based infrastructure funds within the next 12 months.
Until sold, the holding will be measured at the lower of carrying amount and fair value less costs to sell. Interest revenue on the eurobonds will be accrued, while dividend revenue on the preference shares will be recognised when declared.
Note 12 Events after the end of the Financial Period
Dividends
The Directors have declared a fully franked dividend of 107 cents per share — amounting to $1,380 million for the half year ended 31 December 2006.
On 13 February 2007 the appointment of Mr Harrison Young was announced. Mr Young’s appointment is effective immediately.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the half year that has significantly affected or may significantly affect the operations of the Bank, the results of those operations, or the state of affairs of the Bank in subsequent financial years.
Note 13 Contingent Liabilities
There have been no material changes in contingent liabilities since those disclosed in the Financial Statements for the year ended 30 June 2006. Refer to Note 42 in the 2006 Annual Report.
Note 14 Acquisitions of Business Interest
Hangzhou City Commercial Bank
On 27 December 2006, the Bank invested a further A$5.8 million in Hangzhou City Commercial Bank (HZB) to maintain its interest of 19.9% following HZB’s issuance of additional share capital.
Profit Announcement      45

Directors’ Declaration
In accordance with a resolution of the Directors of the Commonwealth Bank of Australia we state that in the opinion of the Directors:
(a)	The half year consolidated financial statements and notes as set out on pages 26 to 45 are in accordance with the Corporations Act 2001 and:
(i)	give a true and fair view of the financial position as at 31 December 2006 and the performance for the half year ended on that date of the consolidated entity; and

(ii)	comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and
(b)	There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
Signed in accordance with a resolution of the Directors.

J M Schubert	R J Norris

Chairman	Managing Director and Chief Executive Officer

Dated: 14 February 2007
46     Commonwealth Bank of Australia

Independent Interim Review Report to members of Commonwealth Bank Australia
Scope
We have reviewed the accompanying half year financial report of the Commonwealth Bank of Australia (the company) and the entities it controlled during the half year period, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of recognised income and expense and condensed cash flow statement for the period ended on that date, a statement of accounting policies, explanatory notes 1 to 14 and the directors’ declaration.
Directors’ Responsibility for the half year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of the company and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report. The Auditor’s Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor’s report was signed.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of the company and the entities it controlled during the half year is not in accordance with:
(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of its performance for the six months ended on that date; and

(ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.
Ernst & Young
S. J. Ferguson

Partner

Sydney

14 February 2007
Profit Announcement      47

Appendices

1	Net Interest Income	49

2	Net Interest Margin	49

3	Average Balances and Related Interest	50

4	Interest Rate and Volume Analysis	52

5	Other Banking Operating Income	53

6	Operating Expenses	53

7	Integrated Risk Management	54

8	Capital Adequacy	56

9	Share Capital	59

10	Life Insurance Business	60

11	Intangible Assets	62

12	ASB Bank Group	63

13	ASX Appendix 4D	64

14	Analysis Template	66

15	Summary	70

16	Foreign Exchange Rates	71

17	Definitions	72

18	Market Share Definitions	73
48     Commonwealth Bank of Australia

Appendices
1. Net Interest Income

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
	$M	$M	$M	Jun 06%	Dec 05%

Interest Income
Loans	10,013	8,829	8,475	13	18
Other financial institutions	244	158	175	54	39
Cash and liquid assets	135	147	103	(8)	31
Assets at fair value through Income Statement	790	645	541	22	46
Available-for-sale investments	383	341	344	12	11

Total interest income	11,565	10,120	9,638	14	20

Interest Expense
Deposits	4,427	3,765	3,623	(18)	(22)
Other financial institutions	333	262	213	(27)	(56)
Liabilities at fair value through Income Statement	430	490	481	12	11
Debt issues	2,513	2,011	1,784	(25)	(41)
Loan capital	377	333	282	(13)	(34)

Total interest expense	8,080	6,861	6,383	(18)	(27)

Net interest income	3,485	3,259	3,255	7	7

Included in net interest income is the impact of reclassifying the yield on certain non-trading derivatives which do not qualify for hedge accounting under AIFRS. For the half year ended 31 December 2006 this had the effect of increasing net interest income $29 million (30 June 2006 half year: $21 million; 31 December 2005 half year: $26 million).
2. Net Interest Margin

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	%	%	%

Australia
Interest spread (1)	2.08	2.15	2.27
Benefit of interest free liabilities, provisions and equity (2)	0.26	0.23	0.26

Net interest margin (3)	2.34	2.38	2.53

Overseas
Interest spread (1)	0.91	0.97	0.97
Benefit of interest free liabilities, provisions and equity (2)	0.69	0.68	0.65

Net interest margin (3)	1.60	1.65	1.62

Total Bank
Interest spread (1)	1.86	1.95	2.02
Benefit of interest free liabilities, provisions and equity (2)	0.36	0.34	0.37

Net interest margin (3)	2.22	2.29	2.39

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by interest free liabilities and Shareholders’ Equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the half year, annualised.
Profit Announcement      49

Appendices
3. Average Balances and Related Interest
The following table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rate for each of the half years ending 31 December 2006, 30 June 2006 and 31 December 2005. Averages used were predominantly daily averages. Interest is accounted for based on product yield, while all trading gains and losses are disclosed as trading income within other banking income.
Where assets or liabilities are hedged, the interest amounts are shown net of the hedge.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities.
The official cash rate in Australia increased by 50 bpts during the half year while rates in New Zealand remained unchanged.
Average Balances

	Half Year Ended 31/12/06			Half Year Ended 30/06/06			Half Year Ended 31/12/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Earning Assets	$M	$M	%	$M	$M	%	$M	$M	%

Home loans excluding securitisation	160,395	5,695	7.04	150,588	5,063	6.78	144,879	4,925	6.74
Personal (1)	17,574	947	10.69	16,475	885	10.83	15,878	868	10.84
Business and corporate	81,248	2,932	7.16	72,565	2,468	6.86	64,975	2,330	7.11

Loans, Advances and Other Receivables	259,217	9,574	7.33	239,628	8,416	7.08	225,732	8,123	7.14

Cash and other liquid assets	13,544	379	5.55	12,068	305	5.10	10,965	278	5.03
Assets at fair value through Income Statement (ex life insurance)	21,874	790	7.16	19,473	645	6.68	18,822	541	5.70
Available-for-sale investments	12,233	383	6.21	11,384	341	6.04	11,650	344	5.86

Non Lending Interest Earning Assets	47,651	1,552	6.46	42,925	1,291	6.06	41,437	1,163	5.57

Total interest earning assets (excluding securitisation) (3)	306,868	11,126	7.19	282,553	9,707	6.93	267,169	9,286	6.89
Securitisation home loan assets	11,647	439	7.48	11,775	413	7.07	10,013	352	6.97
Non interest earning assets	67,555			67,847			67,613

Total Average Assets	386,070			362,175			344,795

Interest Bearing Liabilities
Transaction deposits (4)	34,798	529	3.02	33,570	463	2.78	32,931	438	2.64
Savings deposits (4)	45,454	982	4.28	41,709	794	3.84	39,403	723	3.64
Investment deposits	71,155	2,153	6.00	68,226	1,862	5.50	64,948	1,804	5.51
Certificates of deposits and other (2)	22,825	763	6.63	19,901	646	6.55	19,500	658	6.69

Total Interest Bearing Deposits	174,232	4,427	5.04	163,406	3,765	4.65	156,782	3,623	4.58

Payables due to other financial Institutions	12,017	333	5.50	10,291	262	5.13	8,982	213	4.70
Liabilities at fair value through Income Statement	15,884	430	5.37	15,528	490	6.36	15,084	481	6.33
Debt issues	74,382	2,127	5.67	64,193	1,655	5.20	57,696	1,469	5.05
Loan Capital	10,033	377	7.45	9,785	333	6.86	8,585	282	6.52

Total Interest Bearing Liabilities	286,548	7,694	5.33	263,203	6,505	4.98	247,129	6,068	4.87

Securitisation debt issues	11,802	386	6.49	11,856	356	6.06	11,231	315	5.56
Non interest bearing liabilities	65,594			64,393			65,161

Total Average Liabilities	363,944			339,452			323,521

(1)	Personal includes personal loans, credit cards, and margin loans.

(2)	Comparisons between reporting periods are impacted by hedge accounting.

(3)	Used for calculating net interest margin.

(4)	During the current period, certain ASB Bank customer account balances and associated interest expense were re-classified from transaction deposits to savings deposits. Prior periods have been restated on a consistent basis.
50     Commonwealth Bank of Australia

Appendices
3. Average Balances and Related Interest (continued)

	Half Year Ended 31/12/06			Half Year Ended 30/06/06			Half Year Ended 31/12/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	306,868	11,126	7.19	282,553	9,707	6.93	267,169	9,286	6.89
Total interest bearing liabilities excluding securitisation	286,548	7,694	5.33	263,203	6,505	4.98	247,129	6,068	4.87

Net interest income & interest spread (excluding securitisation)		3,432	1.86		3,202	1.95		3,218	2.02

Benefit of free funds			0.36			0.34			0.37

Net interest margin			2.22			2.29			2.39

Geographical analysis of key categories

	Half Year Ended 31/12/06			Half Year Ended 30/06/06			Half Year Ended 31/12/05
Loans, Advances and Other	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Receivables	$M	$M	%	$M	$M	%	$M	$M	%

Australia	212,600	7,813	7.29	197,262	6,810	6.96	186,994	6,717	7.13
Overseas	46,617	1,761	7.49	42,366	1,606	7.64	38,738	1,406	7.20

Total	259,217	9,574	7.33	239,628	8,416	7.08	225,732	8,123	7.14

Non Lending Interest Earning Assets
Australia	28,174	960	6.76	24,695	754	6.16	23,560	708	5.96
Overseas	19,477	592	6.03	18,230	537	5.94	17,877	455	5.05

Total	47,651	1,552	6.46	42,925	1,291	6.06	41,437	1,163	5.57

Total Interest Bearing Deposits
Australia	148,422	3,536	4.73	140,037	3,046	4.39	134,212	2,995	4.43
Overseas	25,810	891	6.85	23,369	719	6.20	22,570	628	5.52

Total	174,232	4,427	5.04	163,406	3,765	4.65	156,782	3,623	4.58

Other Interest Bearing Liabilities
Australia	72,598	2,186	5.97	60,216	1,693	5.67	56,358	1,615	5.68
Overseas	39,718	1,081	5.40	39,581	1,047	5.33	33,989	830	4.84

Total	112,316	3,267	5.77	99,797	2,740	5.54	90,347	2,445	5.37

The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans were included in interest earning assets under Loans, Advances and Other Receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation has been excluded, to more accurately reflect the Bank’s underlying net margin.
Profit Announcement 51

Appendices
4. Interest Rate and Volume Analysis

	Half Year Ended
	31/12/06	31/12/06
	vs 30/06/06	vs 31/12/05
	Increase/	Increase/
	(Decrease)	(Decrease)
Change in Net Interest Income (excluding securitisation)	$M	$M

Due to changes in average volume of interest earning assets	276	461
Due to changes in interest margin	(99)	(247)
Due to variation in time period	53	—

Change in net interest income	230	214

	Half Year Ended Dec 06 vs Jun 06			Half Year Ended Dec 06 vs Dec 05
	Volume	Rate	Total	Volume	Rate	Total
Interest Earning Assets	$M	$M	$M	$M	$M	$M

Home loans	339	293	632	539	231	770
Personal	59	3	62	92	(13)	79
Business and corporate	304	160	464	585	17	602

Loans, advances and other receivables	706	452	1,158	1,221	230	1,451

Cash and liquid assets	39	35	74	69	32	101
Assets at fair value through Income Statement (excluding life insurance)	83	62	145	99	150	249
Available-for-sale investments	26	16	42	18	21	39

Non lending interest earning assets	147	114	261	188	201	389

Total interest earning assets	858	561	1,419	1,410	430	1,840

Securitisation home loan assets	(5)	31	26	60	27	87

Interest Bearing Liabilities
Transaction deposits	18	48	66	27	64	91
Savings deposits	77	111	188	121	138	259
Investment deposits	84	207	291	180	169	349
Certificates of deposits and other	96	21	117	112	(7)	105

Total interest bearing deposits	262	400	662	423	381	804

Payables due to other financial institutions	46	25	71	78	42	120
Liabilities at fair value through Income Statement	10	(70)	(60)	24	(75)	(51)
Debt issues	277	195	472	451	207	658
Loan capital	9	35	44	51	44	95

Total interest bearing liabilities	602	587	1,189	1,013	613	1,626

Securitisation debt issues	(2)	32	30	17	54	71

	Half Year Ended Dec 06 vs Jun 06			Half Year Ended Dec 06 vs Dec 05
	Volume	Rate	Total	Volume	Rate	Total
Geographical analysis of key categories	$M	$M	$M	SM	$M	$M

Loans, Advances and Other Receivables
Australia	547	456	1,003	930	166	1,096
Overseas	161	(6)	155	292	63	355

Total	706	452	1,158	1,221	230	1,451

Non Lending Interest Earning Assets
Australia	112	94	206	148	104	252
Overseas	37	18	55	45	92	137

Total	147	114	261	188	201	389

Total Interest Bearing Deposits
Australia	191	299	490	328	213	541
Overseas	80	92	172	101	162	263

Total	262	400	662	423	381	804

Other Interest Bearing Liabilities
Australia	360	133	493	477	94	571
Overseas	4	30	34	148	103	251

Total	354	173	527	617	205	822

These volume and rate analyses are for half year periods. The calculations were based on balances over the half year. The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).
52 Commonwealth Bank of Australia

Appendices
5. Other Banking Operating Income

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
	$M	$M	$M	Jun 06%	Dec 05%

Lending fees	417	411	389	1	7
Commission and other fees	859	820	815	5	5
Trading income	306	261	244	17	25
Net gain/(loss) on disposal of non-trading instruments (1)	82	44	1	86	large
Dividends	1	3	1	(67)	—
Net gain/(loss) on sale of property, plant and equipment	(4)	4	—	large	—
Other income	80	87	35	(8)	large

	1,741	1,630	1,485	7	17
Loss on other financial instruments (including non-trading derivatives) (2)	(129)	(39)	(40)	large	large

Total other banking operating income	1,612	1,591	1,445	1	12

(1)	December 2006 half includes $79 million profit on sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). June 2006 half includes $32 million profit related to MasterCard IPO.

(2)	December 2006 half includes an accounting loss of $66 million ($46 million after tax) due to the unwind of a structured financing transaction at the request of the counterparty.
6. Operating Expenses

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Expenses by Segment	$M	$M	$M	Jun 06%	Dec 05%

Operating expenses
Banking	2,354	2,298	2,260	(2)	(4)
Funds management	567	530	459	(7)	(24)
Insurance	223	199	248	(12)	10

Total	3,144	3,027	2,967	(4)	(6)

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Expenses by Category	$M	$M	$M	Jun 06%	Dec 05%

Staff	1,587	1,437	1,386	(10)	(15)
Occupancy and equipment	335	311	310	(8)	(8)
Information technology services	439	483	502	9	13
Other expenses	783	796	769	2	(2)

Total	3,144	3,027	2,967	(4)	(6)

Capitalisation of Computer Software Costs
Capitalised computer software costs (net of amortisation) totalled $267 million as at 31 December 2006 (June 2006: $229 million and December 2005: $188 million). Expenditure in the half year principally comprises development of customer focussed systems.
Profit Announcement 53

Appendices
7. Integrated Risk Management (Excludes Insurance and Funds Management)
The major categories of risk actively managed by the Group include credit risk, liquidity and funding risk, market risk and other operational and compliance risks. The 2006 Annual Report “Integrated Risk Management” section on pages 29 to 32, details the major risks managed by a diversified financial institution.
Credit Risk
The Group uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Group uses various portfolio management tools to assist in diversifying the credit portfolio.
The commercial portfolio remains well rated and low actual loan impairments were experienced during the half year.

	31/12/06	30/06/06	31/12/05
Industry On Balance Sheet Exposure	%	%	%

Accommodation, cafes and restaurants	1.0	1.0	1.0
Agriculture, forestry and fishing	2.8	2.8	3.0
Communication services	0.3	0.4	0.3
Construction	1.2	1.4	1.4
Cultural and recreational services	0.5	0.6	0.6
Electricity, gas and water supply	1.5	1.6	1.9
Finance and insurance	13.0	12.2	11.4
Government administration and defence	1.4	1.2	1.4
Health and community services	1.5	1.5	1.6
Manufacturing	3.3	3.1	2.9
Mining	1.2	0.8	0.8
Personal and other services	0.6	0.6	0.5
Property and business services	8.1	8.3	8.1
Retail trade	1.6	1.7	1.8
Transport and storage	2.8	2.5	2.0
Wholesale trade	1.3	1.4	1.4
Consumer	57.9	58.9	59.9

	100.0	100.0	100.0

The bulk of the Group’s committed exposures are concentrated in Australia and New Zealand.

	31/12/06	30/06/06	31/12/05
Regional Committed Credit Exposure	%	%	%

Australia	81.0	82.6	82.9
New Zealand	14.6	13.6	13.5
Europe	2.1	1.8	2.2
Americas	1.5	1.2	0.7
Asia	0.6	0.6	0.6
Other	0.2	0.2	0.1

	100.0	100.0	100.0

	31/12/06	30/06/06	31/12/05
Commercial Portfolio Quality	%	%	%

AAA/AA	30	31	29
A	17	20	22
BBB	20	17	16
Other	33	32	33

	100	100	100

As a measure of individually risk rated commercial portfolio exposure (including finance and insurance), the Group has 67% of commercial exposures at investment grade quality.
54 Commonwealth Bank of Australia

Appendices
7. Integrated Risk Management (continued)
Interest Rate Risk
Interest rate risk in the balance sheet is discussed within Note 43 of the 2006 Annual Report.
Next 12 months’ Earnings
The potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	31/12/06	30/06/06	31/12/05
Interest Rate Risk	%	%	%

(expressed as a % of expected next 12 months’ earnings)
Average monthly exposure	1.2	1.1	1.2
High month exposure	2.2	2.1	1.8
Low month exposure	0.3	0.2	0.2

Value at Risk (VaR)
VaR within Financial Markets Trading is discussed in the 2006 Annual Report “Integrated Risk Management” section on page 30. The following table provides a summary of VaR by type.

	Average VaR	Average VaR	Average VaR
	During	During	During
	December 2006	June 2006	December 2005
	Half Year	Half Year	Half Year
VaR expressed based on 97. 5% confidence	$M	$M	$M

Group
Interest rate risk	3.29	3.16	2.65
Exchange rate risk	0.54	0.65	0.53
Implied volatility risk	0.57	0.61	0.61
Equities risk	0.14	0.10	0.08
Commodities risk	0.71	1.20	0.36
Prepayment risk	0.40	0.33	0.28
ASB Bank	0.27	0.30	0.36
Diversification benefit	(1.73)	(2.26)	(1.40)

Total general market risk	4.19	4.09	3.47
Credit spread risk	6.14	5.97	5.74

Total	10.33	10.06	9.21

	Average VaR	Average VaR	Average VaR
	During	During	During
	December 2006	June 2006	December 2005
	Half Year	Half Year	Half Year
VaR expressed based on 99. 0% confidence	$M	$M	$M

Group
Interest rate risk	4.31	4.01	3.36
Exchange rate risk	0.72	0.77	0.62
Implied volatility risk	0.74	0.80	0.95
Equities risk	0.18	0.13	0.09
Commodities risk	0.93	1.61	0.45
Prepayment risk	0.40	0.33	0.28
ASB Bank	0.34	0.40	0.48
Diversification benefit	(2.38)	(3.04)	(1.93)

Total general market risk	5.24	5.01	4.30
Credit spread risk	7.29	7.09	6.81

Total	12.53	12.10	11.11

Profit Announcement 55

Appendices
8. Capital Adequacy

	31/12/06	30/06/06	31/12/05
Risk-Weighted Capital Ratios	%	%	%

Tier One	7.06	7.56	7.54
Tier Two	3.49	3.10	3.28
Less deductions	(0.77)	(1.00)	(1.01)

Total	9.78	9.66	9.81

Adjusted Common Equity (1)	4.70	4.50	5.00

	31/12/06	30/06/06	31/12/05
Regulatory Capital	$M	$M	$M

Tier One Capital
Shareholders’ Equity	22,487	21,343	19,850
Reverse effect on Shareholders’ Equity of AIFRS transition (2)	—	7,183	7,183
Reverse effect of AIFRS during the period to 30 June 2006: (2)
Purchase/(sale) and vesting of treasury shares	—	10	(18)
Actuarial gains and losses from defined benefits superannuation plan	—	(387)	(68)
Realised gains and dividend income on treasury shares held with in the Group’s life insurance statutory funds	—	(85)	(25)
Cash flow hedge reserve	—	(20)	(23)
Employee compensation reserve	—	(11)	5
General reserve for credit losses	—	(92)	(25)
Available-for-sale investments	—	(9)	13
Defined benefit superannuation plan expense	—	25	19
Treasury shares valuation adjustment	—	100	43
Preference share capital	—	(687)	—
Issue of hybrid instruments	—	1,147	—
Other	—	(6)	31

Adjusted Shareholders’ Equity	22,487	28,511	26,985
Treasury shares	294	—	—
Estimated reinvestment under Dividend Reinvestment Plan (3)	248	303	221
Irredeemable non-cumulative preference shares (4)	2,582	—	—
Eligible loan capital	263	281	317
Deferred fees	123	—	—
Retained earnings (5)	752	—	—
Employee compensation reserve	73	—	—
Cash flow hedge reserve	(182)	—	—
General reserve for credit losses (after tax)	(350)	—	—
Available-for-sale investments reserve	(38)	—	—
Foreign currency translation reserve related to non-consolidated subsidiaries	(25)	160	160
Asset revaluation reserve	(130)	(131)	(117)
Expected dividend	(1,380)	(1,668)	(1,211)
Goodwill (6)	(7,579)	(4,416)	(4,392)
Intangible component of investment in non–consolidated subsidiaries (6)	—	(5,397)	(5,397)
Minority interest in life insurance statutory funds and other funds	—	(1,158)	(1,158)
Capitalised expenses	(100)	(122)	(107)
Capitalised computer software costs	(267)	—	—
Equity investments in other companies (7)	(820)	—	—
Defined benefit superannuation plan surplus (8)	(1,018)	—	—
Deferred tax	(39)	—	—
Other	18	(9)	(11)
Transitional Tier One capital relief on adoption of AIFRS (9)	1,641	—	—

Total Tier One Capital	16,553	16,354	15,290

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Group’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 31 December 2006.

(2)	APRA required regulatory capital to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Group adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital.

(3)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(4)	Represents capital instruments classified as debt under AIFRS but approved by APRA as capital instruments.

(5)	Represents the writedown in retained earnings upon adoption of AIFRS within the non-consolidated subsidiaries.

(6)	31 December 2006 balance represents total Goodwill and other intangibles (excluding capitalised computer software costs) under AIFRS which is required to be deducted from Tier One Capital. The increase from the prior period principally represents the intangible component of the carrying value of the life insurance and funds management business which was transferred to Goodwill on adoption of AIFRS.

(7)	Represents the Group’s non-controlling equity interest in a major infrastructure asset.

(8)	In accordance with APRA regulations, the surplus (net of tax) in the Bank’s defined benefit superannuation fund which is included in shareholders’ equity, must be deducted from Tier One capital.

(9)	APRA has granted transitional relief for Tier One and Two capital on adoption of AIFRS, which expires 1 January 2008.
56 Commonwealth Bank of Australia

Appendices
8. Capital Adequacy (continued)

	31/12/06	30/06/06	31/12/05
Regulatory Capital	$M	$M	$M

Tier Two Capital
Collective provision for impairment losses	1,040	1,046	1,041
Other credit provisions (1)	19	—	—
Fair value credit adjustments (1)	31	—	—
General reserve for credit losses (pre-tax equivalent) (1)	500	500	404

Prudential general reserve for credit losses (1)	1,590	1,546	1,445
Future income tax benefit related to prudential general reserve for credit losses	(477)	(464)	(434)
Asset revaluation reserve (2)	59	131	117
Upper Tier Two note and bond issues	212	235	232
Lower Tier Two note and bond issues (3) (4)	6,780	5,335	5,349
Other	(62)	(58)	(65)
Transitional Tier Two capital relief on adoption of AIFRS (5)	74	—	—

Total Tier Two Capital	8,176	6,725	6,644

Total Capital before deductions	24,729	23,079	21,934

(1)	Prior to 1 July 2006 APRA required a minimum ratio of 0.5% (after tax) of risk weighted assets which comprised the collective provision for impairment losses and the General Reserve for Credit Losses. From 1 July 2006 there is no longer a minimum regulatory requirement. The Prudential General Reserve for Credit Losses is now comprised of the collective provision for impairment losses, other credit provisions, fair value credit adjustments and a general reserve for credit losses within shareholders’ equity which is an additional amount reserved over and above APRA requirements.

(2)	From 1 July 2006 APRA allows only 45% of the asset revaluation reserve to be included in Tier Two capital.

(3)	APRA requires these Lower Tier Two note and bond issues to be included as if they were unhedged.

(4)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.

(5)	APRA has granted transitional relief for Tier One and Two capital on adoption of AIFRS, which expires 1 January 2008.

	31/12/06	30/06/06	31/12/05
Regulatory Capital	$M	$M	$M

Total Capital before deductions	24,729	23,079	21,934
Deduct:
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One capital):
Shareholders’ net tangible assets in life and funds management businesses	(2,068)	(1,902)	(1,517)
Reverse effect of transition to AIFRS	(592)	(592)	(592)
Capital in other non-consolidated subsidiaries	(456)	(256)	(321)
Value of acquired inforce business (1)	—	(1,339)	(1,339)
Less: non-recourse debt	2,133	2,077	1,851
Funds Management Securities (2)	700	—	—

	(283)	(2,012)	(1,918)
Value of acquired inforce business (1)	(1,339)	—	—

	(1,622)	(2,012)	(1,918)
Other deductions	(166)	(151)	(130)

Capital base	22,941	20,916	19,886

(1)	Value of acquired inforce business (excess of market value over net assets), which was transferred to Goodwill upon adoption of AIFRS.

(2)	Funds Management Securities issued September 2006.

	31/12/06	30/06/06	31/12/05
Adjusted Common Equity (1)	$M	$M	$M

Tier One capital	16,553	16,354	15,290
Add:
Deferred Income Tax	39	—	—
Equity investments in other companies (2)	820	—	—
Deduct:
Eligible loan capital	(263)	(281)	(317)
Preference share capital	—	—	(687)
Other hybrid equity instruments	(3,522)	(3,659)	(1,573)
Minority interest (net of minority interest component deducted from Tier One capital)	(508)	(508)	(523)
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One capital) (3)	(283)	(2,012)	(1,918)
Other deductions	(166)	(151)	(130)
Impact upon adoption of AIFRS (4)	(1,641)	—	—

Total Adjusted Common Equity	11,029	9,743	10,142

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 31 December 2006.

(2)	Represents the Group’s non-controlling equity interest in a major infrastructure asset.

(3)	Balance at 31 December 2006 excludes $1,339 million associated with the excess over market value of net assets which was transferred to goodwill upon adoption of AIFRS.

(4)	Standards and Poor’s calculation of ACE Capital did not allow for any relief upon adoption of AIFRS.
Profit Announcement 57

8. Capital Adequacy (continued)

				Risk
	Face Value			Weights	Risk–Weighted Balance
	31/12/06	30/06/06	31/12/05		31/12/06	30/06/06	31/12/05
	$M	$M	$M	%	$M	$M	$M

Risk-Weighted Assets
On balance sheet assets
Cash, claims on Reserve Bank of Australia, short term claims on Australian Commonwealth and State Government and Territories, and other zero–weighted assets	29,442	23,301	25,677	—	—	—	—
Claims on OECD banks and local governments	14,227	16,742	18,771	20	2,845	3,348	3,754
Advances secured by residential property	170,377	157,962	154,274	50	85,189	78,981	77,137
All other assets	122,858	110,971	99,794	100	122,858	110,971	99,794

Total on balance sheet assets – credit risk	336,904	308,976	298,516		210,892	193,300	180,685

Total off balance sheet exposures – credit risk					20,032	19,691	18,626

Risk-weighted assets – market risk					3,645	3,447	3,356

Total risk-weighted assets (regulatory) (1)					234,569	216,438	202,667

(1)	In calculating risk weighted assets in accordance with Standard and Poor’s agreed methodology, the equity investment in other companies ($0.8 billion) is required to be added to regulatory risk weighted assets as this amount is not deducted from ACE Capital. On an unrelated transaction, a similar amount was required to be deducted from regulatory risk weighted assets due to Standard and Poor’s different treatment of set-off arrangements where they are recognised from a legal and accounting perspective.
Active Capital Management
The Banking Group maintains a strong capital position. The Total Capital Ratio increased from 9.66% at 30 June 2006 to 9.78% at 31 December 2006. The Tier One Capital Ratio decreased from 7.56% to 7.06% during the half year to 31 December 2006 reflecting the acquisition of a major infrastructure asset in the United Kingdom and growth in Risk Weighted Assets. Risk Weighted Assets, increased to $235 billion at 31 December 2006 due to strong growth in lending assets particularly in the business/corporate sector. The Group’s credit ratings remained unchanged.
Adoption of AIFRS and Transitional Relief
The Group adopted the Australian equivalents to International Financial Reporting Standards (“AIFRS”) on 1 July 2005. However, APRA required reporting under AGAAP accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards, which took effect on 1 July 2006.
With the introduction of the revised prudential standards, APRA granted transitional relief in relation to changes to their prudential regulations from 1 July 2006 until 31 December 2007.
Total transitional relief of $1,715 million is comprised of $1,641 million relief for Tier One Capital and $74 million of relief for Upper Tier Two Capital.
Transitional relief principally relates to:
•	Excess of Market Value Over Net Assets (“EMVONA”) $1,339 million;
•	Software capitalised expenses $229 million; and
•	Defined benefit superannuation plan deficit $45 million.
Adjusted Common Equity
The Adjusted Common Equity (“ACE”) ratio at 31 December 2006 is 4.70%, an increase from 4.39% at 1 July 2006 (on an AIFRS basis). Standard & Poor’s did not grant any transition relief for the impact of AIFRS adjustments in relation to the impact of software capitalised expenses and defined benefit superannuation plan deficit.
Significant Initiatives
The following significant initiatives were undertaken to actively manage the Group’s capital:
Tier One Capital
•	Issue of $300 million shares in October 2006 to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2005/06; and
•	In accordance with APRA guidelines, the estimated issue of $248 million of shares to satisfy the DRP in respect of the interim dividend for 2006/07.
Tier Two Capital
•	Issue of the equivalent of $1,831 million of Lower Tier Two capital; offset by
•	The call and maturity of the equivalent of $206 million of Tier Two note and bond issues; and
•	Decrease in the value of Tier Two note and bond issues of $180 million resulting from changes in foreign exchange movements (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with the APRA regulations).
Other Capital Initiatives
Issue of $700 million hybrid securities, called Funds Management Securities (“FMS”) in September 2006. The coupons on the FMS, and in some cases repayment of capital, will depend on the fees generated by the Australian Funds Management business of the Group. The issue of FMS forms part of the Group’s ongoing commitment to efficient innovative capital management.
Deductions from Total Capital
During the half year a decrease in deductions for investment in non-consolidated subsidiaries primarily reflects up-streaming of dividends from the Colonial group of companies.
Life & Fund Management Activities
As required by APRA, the Group’s investment in its life insurance and funds management companies is deducted from regulatory capital to arrive at the Banking Group’s Capital Ratios. The Group’s insurance and funds management companies held an estimated $911 million excess over regulatory capital requirements at 31 December 2006 in aggregate.
58 Commonwealth Bank of Australia

Appendices
9. Share Capital

	Half Year Ended
	31/12/06	30/06/06	31/12/05
Ordinary Share Capital	$M	$M	$M

Opening balance (excluding Treasury Shares deduction)	13,901	14,168	13,872
Dividend reinvestment plan: Final Dividend prior year	300	—	262
Dividend reinvestment plan: Interim Dividend	—	219	—
Buyback of shares	—	(499)	(1)
Exercise of executive options	13	15	35
Issue costs	—	(2)	—

Closing balance (excluding Treasury Shares deduction)	14,214	13,901	14,168
Less Treasury Shares	(294)	(396)	(367)

Closing Balance	13,920	13,505	13,801

	Half Year Ended
	31/12/06	30/06/06	31/12/05
Shares on Issue	M	M	M

Opening balance (excluding Treasury Shares deduction)	1,282,904,909	1,288,562,729	1,280,276,172
Dividend reinvestment plan issue:
2004/2005 Final dividend fully paid ordinary shares at $37.19	—	—	7,032,857
2005/2006 Interim dividend fully paid ordinary shares at $43.89	—	4,979,668	—
2005/2006 Final dividend fully paid ordinary shares at $45.24	6,638,553	—	—
Buyback of shares	—	(11,114,988)	(25,000)
Exercise under executive option plan	474,400	477,500	1,278,700

Closing balance (excluding Treasury Shares deduction)	1,290,017,862	1,282,904,909	1,288,562,729
Less Treasury Shares	(9,235,153)	(11,085,258)	(10,767,501)

Closing balance	1,280,782,709	1,271,819,651	1,277,795,228

Terms and Conditions of Ordinary Share Capital
Ordinary shares have the right to receive dividends as declared and in the event of winding up the Bank, to participating in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held.
A shareholder has one vote on a show of hands and one vote for each fully paid share on a poll. A shareholder may be present at a general meeting in person or by proxy or attorney, and if a body corporate, it may also authorise a representative.
Dividend Franking Account
After fully franking the interim dividend to be paid for the half year ended 31 December 2006, the amount of credits available as at 31 December 2006 to frank dividends for subsequent financial years is $88 million (June 2006: nil). This figure is based on the combined franking accounts of the Bank at 31 December 2006, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the half year ended 31 December 2006, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for it to be able to fully frank future dividend payments. These calculations have been based on the taxation law as at 31 December 2006.
Dividends
The Directors have declared a fully franked interim dividend of 107 cents per share amounting to $1,380 million. The dividend will be payable on 5 April 2007 to shareholders on the register at 5pm on 23 February 2007. Dividends per share are based on net profit after tax (“cash basis”) per share, having regard to a range of factors including:
•	Current and expected rates of business growth and the mix of business;
•	Capital needs to support economic, regulatory and credit ratings requirements;
•	The rate of return on assets; and
•	Investments and/or divestments to support business development.
As declared in the 30 June 2006 Annual Report, a fully franked final dividend of 130 cents per share amounting to $1,668 million was paid on 5 October 2006. The payment comprised cash disbursements of $1,368 million with $300 million being reinvested by participants through the Dividend Reinvestment Plan.
Dividend Reinvestment Plan
The Bank expects to issue around $248 million of shares in respect of the Dividend Reinvestment Plan for the interim dividend for 2006/07.
Record Date
The register closes for determination of dividend entitlement and for participation in the DRP at 5:00pm on 23 February 2007 at Link Market Services Limited, Locked Bag A14, Sydney South, NSW 1235.
Ex Dividend Date
The ex-dividend date is 19 February 2007.
Profit Announcement 59

Appendices
10. Life Insurance Business
Life Insurance contract liabilities
Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this Financial Report, including compliance with the regulations of the Life Insurance Act (“Life Act”) 1995 where appropriate.
Life Investment contract liabilities
Investment contracts consist of a financial instrument and an investment management services element, both of which are measured at fair value. The financial instrument liabilities are measured in accordance with AASB 139 with changes in fair value taken to the Income Statement. Fair value represents the value of future benefit payments and fees subject to a minimum of the surrender value. The liability to policyholders is closely linked to the performance and value of the assets (net of income tax) that back those liabilities.

	31/12/06	30/06/06	31/12/05
Components of Policy Liabilities (1)	$M	$M	$M

Future policy benefits (2)	24,666	23,916	24,861
Future bonuses	1,197	1,128	1,106
Future expenses	1,997	1,844	1,851
Future profit margins	1,517	1,388	1,224
Future charges for acquisition expenses	(442)	(434)	(450)
Balance of future premiums	(6,290)	(5,706)	(5,604)
Provisions for bonuses not allocated to participating policyholders	84	89	67

Total policy liabilities	22,729	22,225	23,055

(1)	Includes both investment and insurance business.

(2)	Including bonuses credited to policyholders in prior years.
Taxation
Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each market.
Actuarial Methods and Assumptions
Insurance contract policy liabilities have been calculated in accordance with AASB 1038 “Life Insurance Contracts” and the Margin on Services (“MoS”) methodology as set out in Actuarial Standard 1.04 – Valuation Standard (“AS1.04”) issued by the Life Insurance Actuarial Standards Board (“LIASB”). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual

Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Projection	Premiums/Expected claim payment
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments

Group

Investment account	Projection	Bonuses or funds under management
Lump sum risk	Accumulation/Projection	Expected claim payments
Income stream risk	Accumulation/Projection	Expected claim payments

The “Projection Method” measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.
Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Bonuses may take a number of forms including reversionary bonuses, interest credits and terminal bonuses (payable on the termination of the policy).
Actuarial assumptions
Set out below is a summary of the material assumptions used in the calculation of policy liabilities.
Discount rates
Discount rates are used to discount future cash flows in the determination of policy liabilities. The discount rates assumed vary by product and are based on the risk-free rate, except for discretionary participating products where the rate is based on the expected earning rate of the assets supporting the policy liabilities, adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand.
60 Commonwealth Bank of Australia

Appendices
10. Life Insurance Business (continued)

	December 2006	June 2006
Class of Business – Australia (1)	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	4.12–6.07	6.00 – 6.75
Traditional – superannuation business (after tax)	5.01–7.42	7.33 – 8.26
Annuity – term and lifetime (exempt from tax)	6.17–6.63	5.79 – 6.30
Term insurance – (before tax)	5.86–6.25	5.58–5.81
Income protection (before tax)	5.86–6.25	5.58–5.81
Investment account – ordinary (after tax)	4.29	4.21
Investment account – superannuation (after tax)	5.22	5.12
Investment account – annuities (exempt from tax)	6.09	5.98

(1)	For New Zealand, investment earning rates assumed were 3.9% to 5.7% net of tax.
Bonuses
The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There are no significant changes to these assumptions.
Maintenance expenses
The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year. The expenses are expected to be sufficient to cover the cost of servicing the business in the coming year, after adjusting for one-off expenses. For Australian Participating Business, current expenses are adjusted for actual experience and assumed to increase in line with inflation each year. There are no significant changes to these assumptions.
Investment management expenses
Investment management expense assumptions vary by asset classes and are based on agreed rates with investment managers, as set out in Fund Management Arrangements. There are no significant changes to overall investment fees.
Inflation
The inflation assumption is based on current inflation levels together with consideration of future inflation rates implied by inflation-linked securities.
Benefit indexation
Benefits and premiums under most of the regular premium policies are automatically indexed. The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There are no significant changes to these assumptions.
Taxation
The taxation basis and rates assumed vary by market and product type.
Voluntary discontinuance
Discontinuance rates are based on recent company experience and vary by market, product, age and duration inforce. There are no significant changes to these assumptions.
Surrender values
Current surrender value bases are assumed to apply in the future. There are no significant changes to these assumptions.
Mortality and morbidity
Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality tables applicable to each market (e.g. IA95-97 in Australia for retail risk, IM/IF80 for annuities), adjusted for recent company experience where appropriate. There are no significant changes to these assumptions.
Solvency
Australian life insurers:
Australian life insurers are required to hold prudential reserves in excess of policy liabilities. These reserves are required to support solvency requirements and provide protection against adverse experience. Actuarial Standard AS2.04 “Solvency Standard” (“AS2.04”) prescribes a minimum solvency requirement and the minimum level of assets required to be held in each insurance fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.04.
Overseas life insurers:
Overseas insurance subsidiaries are required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements.
Managed assets & fiduciary activities
Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the insurance funds and other activities of the Group.
Disaggregated information
Life Insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are separated from the shareholders’ funds. The financial statements of Australian life insurers, which are lodged annually with the relevant Australian regulators, show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholders’ funds, as well as between investment linked business and non-investment linked business.
Profit Announcement            61

Appendices
11. Intangible Assets

	As at
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Total Intangible Assets
Goodwill	7,203	7,200	7,214
Computer software costs	267	229	188
Other	376	380	338

Total	7,846	7,809	7,740

Goodwill
Purchased goodwill — Colonial	6,705	6,705	6,705
Purchased goodwill — other	498	495	509

Total goodwill	7,203	7,200	7,214

Computer Software Costs
Cost	353	290	228
Accumulated amortisation	(86)	(61)	(40)

Total computer software costs	267	229	188

Other
Cost	393	393	347
Accumulated amortisation	(17)	(13)	(9)

Total other	376	380	338

	Half Year Ended
	31/12/06	30/06/06	31/12/05
	$M	$M	$M

Goodwill (reconciliation)
Opening balance	7,200	7,214	7,214
Additions	3	7	—
Impairment	—	(21)	—

Closing balance	7,203	7,200	7,214

Computer Software Costs (reconciliation)
Opening balance	229	188	182
Additions:
From internal development	68	68	22
Amortisation	(30)	(27)	(16)

Closing balance	267	229	188

Other (reconciliation)
Opening balance	380	338	260
Additions:
From acquisitions	—	46	80
Amortisation	(4)	(4)	(2)

Closing balance	376	380	338

62            Commonwealth Bank of Australia

Appendices
12. ASB Bank Group

	Half Year Ended
	31/12/06	30/06/06	31/12/05	31/12/06	30/06/06	31/12/05
Income Statement (1)	NZDM	NZDM	NZDM	$M	$M	$M

Interest income	1,835	1,676	1,534	1,577	1,442	1,419
Interest expense	1,398	1,264	1,142	1,201	1,088	1,056

Net interest earnings	437	412	392	376	354	363
Other income	190	169	175	163	145	162

Total operating income	627	581	567	539	499	525
Impairment losses on advances	4	9	10	3	8	9

Total operating income after debt provisions expense	623	572	557	536	491	516
Total operating expense	267	252	243	230	217	225
Salaries and other staff expense	152	142	134	131	122	124
Building occupancy and equipment expense	46	42	43	40	36	40
Information technology expense	25	24	26	21	21	24
Other expenses	44	44	40	38	38	37

Net surplus before taxation	356	320	314	306	274	291
Taxation	106	97	97	91	83	90

Net surplus after taxation	250	223	217	215	191	201

	As at
	31/12/06	30/06/06	31/12/05	31/12/06	30/06/06	31/12/05
Balance Sheet (2)	NZDM	NZDM	NZDM	$M	$M	$M

Assets
Cash and liquid assets	120	17	123	107	14	115
Due from other banks	2,387	1,728	1,500	2,130	1,424	1,401
Money market advances	1,688	966	1,540	1,506	796	1,438
Securities at fair value through Income Statement	3,389	3,021	2,323	3,024	2,489	2,169
Derivative assets	376	511	326	336	421	304
Advances to customers	40,274	37,989	35,611	35,939	31,304	33,250
Property, plant and equipment	149	152	146	133	125	136
Intangible assets	30	20	16	27	16	15
Other assets	198	164	164	177	135	153

Total assets	48,611	44,568	41,749	43,379	36,724	38,981

Total interest earning and discount bearing assets	47,719	43,682	40,943	42,582	35,994	38,229

Liabilities
Money and market deposits	16,245	14,390	14,532	14,496	11,857	13,568
Derivative liabilities	765	241	291	683	199	272
Deposits from customers	22,849	21,145	19,447	20,389	17,423	18,158
Due to other banks	5,112	5,531	4,482	4,562	4,558	4,185
Other liabilities	356	361	295	318	297	275
Deferred taxation liabilities	49	13	7	44	11	6
Current tax liability	44	15	41	39	12	38
Subordinated debt	199	183	—	178	151	—

Total liabilities	45,619	41,879	39,095	40,709	34,508	36,502

Shareholders’ Equity
Contributed capital — ordinary shareholder	1,013	1,013	323	904	835	302
Asset revaluation reserve	23	23	18	21	19	17
Cash flow hedge reserves	119	50	57	106	41	53
Accumulated surplus	1,287	1,053	1,706	1,148	868	1,593

Ordinary shareholders’ equity	2,442	2,139	2,104	2,179	1,763	1,965
Contributed capital — perpetual preference shareholders	550	550	550	491	453	514

Total shareholders’ equity	2,992	2,689	2,654	2,670	2,216	2,479

Total liabilities and shareholders’ equity	48,611	44,568	41,749	43,379	36,724	38,981

Total interest and discount bearing liabilities	42,543	39,852	37,164	37,964	32,838	34,700

(1)	The Income Statement has been translated at AUD 1.00= NZD 1.1637 for the half year ended 31 December 2006 (AUD 1.00= NZD 1.1623 for the half year ended 30 June 2006 and AUD 1.00= NZD 1.0810 for the half year ended 31 December 2005).

(2)	Refer to appendix 16 for rates at which the Balance Sheet has been translated.
Profit Announcement           63

Appendices
13. ASX Appendix 4D

Cross Reference Index	Page

Results for Announcement to the Market (4D Item 2)	Inside front cover
Dividends (4D Items 5)	Inside front cover
Dividend dates (4D Items 5)	Inside front cover
Dividend Reinvestment Plan (4D Item 6)	59
Net tangible assets per security (4D Item 3)	69
Commentary on Results (4D Item 2.6)	2

John Hatton
Company Secretary
14 February 2007
64            Commonwealth Bank of Australia

Appendices
13. ASX Appendix 4D (continued)
Details of entities over which control was lost during the year

		Ownership Interest
4D Item 4	Date control lost	Held (%)

IDI (No.1) Limited	25 November 2006	100%
IDI (No.2) Limited	25 November 2006	100%
Riley Investments Limited	25 November 2006	100%
Riley International Limited	25 November 2006	100%

Details of associates and joint ventures 4D Item 7

As at 31 December 2006	Ownership Interest Held (%)

Computer Fleet Management	50%
Cyberlynx Procurement Services	50%
PT Astra CMG Life	50%
AMTD Group Limited (formerly Allday Enterprises Limited)	30%
China Life CMG Life Assurance Company	49%
Bao Minh CMG Life Insurance Company	50%
CMG CH China Funds Management Limited	50%
Hangzhou City Commercial Bank	19.9%
452 Capital Pty Limited	30%
Alster & Thames Partnership	25%
First State Cinda Fund Management Company Limited	46%
Healthcare Support (Newcastle) Ltd	40%
Equion Health (Barts) Limited	50%
Acadian Asset Management (Australia) Limited	50%
Five D Holdings	50%
First State Media (Ireland) Limited	50%

Any other significant information
There is no other significant information other than as disclosed in note 12.
Post Balance Date Events
There have been no significant events occurring since the balance sheet date other than as disclosed in note 12.
Foreign Entities 4D Item 8
Not Applicable
Profit Announcement           65

Appendices
14. Analysis Template

	Half Year Ended
	31/12/06	30/06/06	31/12/05	Page
Profit Summary – Input Schedule	$M	$M	$M	References

Income – Cash Basis
Net interest income	3,485	3,259	3,255	Page 7
Other banking operating income	1,678	1,591	1,445	Page 7

Total banking Income	5,163	4,850	4,700	Page 7
Operating income	893	828	715	Page 17
Shareholder investment returns	4	7	7	Page 17

Funds management income	897	835	722	Page 17
Operating income – life insurance	339	322	347	Page 21
Operating income – general insurance	43	34	39	Page 21

Operating income insurance	382	356	386	Page 21
Shareholder investment returns	81	30	57	Page 21
Profit on sale of the Hong Kong Insurance Business	—	—	145	Page 21

Insurance income	463	386	588	Page 21

Total income	6,523	6,071	6,010	Page 3

Expenses – Cash Basis
Banking	2,354	2,298	2,260	Page 7
Funds management	567	530	459	Page 17
Insurance	223	199	248	Page 53

Total operating expenses	3,144	3,027	2,967	Page 3

Profit before loan impairment expense	3,379	3,044	3,043	Page 3
Loan impairment expense	195	210	188	Page 3

Profit before income tax	3,184	2,834	2,855	Page 3
Income tax – corporate	900	829	776	Page 3

Operating profit after tax	2,284	2,005	2,079	Page 3
Minority interest	13	13	18	Page 3

Net profit after tax – cash basis	2,271	1,992	2,061	Page 3

Defined benefit superannuation plan income/(expense)	4	(6)	(19)	Page 3
Treasury shares valuation adjustment	(38)	(57)	(43)	Page 3
One off AIFRS mismatch	(46)	—	—	Page 3

Net profit after tax – statutory basis	2,191	1,929	1,999	Page 3

Investment return on Shareholder funds	85	37	209	Page 23
Tax expense on shareholder investment returns	24	12	23	Page 23

Shareholder investment returns – after tax	61	25	186	Page 23

Net profit after tax – underlying basis	2,210	1,967	1,875	Page 3

66            Commonwealth Bank of Australia

Appendices
14. Analysis Template (continued)

		Half Year Ended
	31/12/06	30/06/06	31/12/05	Page
Profit Summary – Input Schedule	$M	$M	$M	References

Other Data
Net interest income (excluding securitisation)	3,432	3,202	3,218	Page 51
Average interest earning assets	306,868	282,553	267,169	Page 51
Average net assets (1)	21,915	20,597	21,247	Page 27
Average minority interest (1)	508	515	1,156	Page 27
Average preference shares & other equity instruments (1)	939	470	1,130	Page 27
Average treasury shares (1)	(345)	(381)	(376)	Page 59
Average defined benefit superannuation plan net surplus (1)	896	656	471	—
Distributions – other equity instruments	28	—	—	—
Preference dividends – convertible	90	67	60	—
Preference dividends (after tax) – convertible	75	54	46	—
Weighted average number of shares – statutory basic	1,276	1,277	1,273	Page 3
Weighted average number of shares – fully diluted – statutory	1,348	1,336	1,324	—
Weighted average number of shares – cash and underlying	1,284	1,285	1,281	Page 3
Weighted average number of shares – fully diluted – cash and underlying	1,357	1,344	1,333	—
Dividends per share (cents)	107	130	94	Page 3
No. of shares at end of period (excluding treasury shares deduction – millions)	1,290	1,283	1,289	Page 59
Average funds under administration	158,010	147,684	130,179	Page 17
Operating income – internal	5	4	5	Page 17
Average inforce premiums (1)	1,318	1,220	1,241	Page 22
Net assets	22,487	21,343	19,850	Page 27
Total intangible assets	7,846	7,809	7,740	Page 27
Minority interests	508	508	523	Page 27
Other equity instruments	939	939	—	Page 27
Tier One capital	16,553	16,354	15,290	Page 56
Deferred income tax	39	—	—	Page 56
Equity investments in other companies	820	—	—	Page 56
Eligible loan capital	263	281	317	Page 56
Preference share capital	—	—	687
Other equity instruments	3,522	3,659	1,573	Page 57
Minority interests (net of minority interest component deducted from Tier One capital)	508	508	523	Page 57
Investment in non consolidated subsidiaries (net of Intangible component deducted from Tier One capital)	283	2,012	1,918	Page 57
Other deductions	166	151	130	Page 57
Transitional Tier One capital relief granted on adoption of AIFRS	1,641	—	—	Page 57
Risk-weighted assets	234,569	216,438	202,667	Page 58

(1)	Average of opening & closing balance.
Profit Announcement           67

Appendices
14. Analysis Template (continued)

		Half Year Ended
	31/12/06	30/06/06	31/12/05
Ratios – Output Summary	$M	$M	$M

EPS
Earnings per share – cash basis adjusted for sale of Hong Kong Insurance Business (cents)	174.7	154.9	149.5
Earnings per share – cash basis (cents)	174.7	154.9	160.9

Net profit after tax – cash basis	2,271	1,992	2,061
Distributions – other equity instruments	28	—	—
Adjusted profit for EPS calculation	2,243	1,992	2,061
Average number of shares (M)	1,284	1,285	1,281
Add back preference dividends (after tax) (M)	75	54	46
Adjusted diluted profit for EPS calculation	2,318	2,046	2,107
Diluted average number of shares (M)	1,357	1,344	1,333

EPS diluted – cash basis (cents)	170.9	152.1	158.1
Earnings per share – underlying basis (cents)	169.9	153.0	146.4

Net profit after tax – underlying	2,210	1,967	1,875
Adjusted profit for EPS calculation	2,182	1,967	1,875
Average number of shares (M)	1,284	1,285	1,281

DPS
Dividends

Dividends per share (cents)	107	130	94
No of shares at end of period (M)	1,290	1,283	1,289
Total dividends	1,380	1,668	1,211
Dividend payout ratio – cash basis

Net profit after tax – cash basis	2,271	1,992	2,061
NPAT – available for distribution to ordinary shareholders	2,243	1,992	2,061
Total dividends	1,380	1,668	1,211
Payout ratio – cash basis (%)	61.5	83.7	58.8
Dividend cover

NPAT – available for distribution to ordinary shareholders	2,243	1,992	2,061
Total dividends	1,380	1,668	1,211
Dividend cover – cash basis	1.6	1.2	1.7

ROE
Return on equity – cash basis

Average net assets	21,915	20,597	21,247
Less:
Average minority interests	(508)	(515)	(1,156)
Average preference shares	(939)	(470)	(1,130)

Average equity	20,468	19,612	18,961
Add average treasury shares	345	381	376
Less average defined benefit superannuation plan net surplus	(896)	(656)	(471)

Net average equity	19,917	19,337	18,866
NPAT (“cash basis”)	2,271	1,992	2,061
Less distributions – other equity instruments	28	—	—
Adjusted profit for ROE calculation	2,243	1,992	2,061
Return on equity – cash basis (%)	22.3	20.8	21.7
Return on equity – underlying basis

Average net assets	21,915	20,597	21,247
Average minority interests	(508)	(515)	(1,156)
Average preference shares	(939)	(470)	(1,130)

Average equity	20,468	19,612	18,961
Add average treasury shares	345	381	376
Less average defined benefit superannuation plan net surplus	(896)	(656)	(471)

Net average equity	19,917	19,337	18,866
NPAT (“underlying basis”)	2,210	1,967	1,875
Less distribution other equity instruments	28	—	—
Adjusted profit for ROE calculation	2,182	1,967	1,875
Return on equity – underlying basis (%)	21.7	20.5	19.7
NIM

Net interest income (excluding securitisation)	3,432	3,202	3,218
Average interest earning assets (excluding securitisation)	306,868	282,553	267,169
NIM ( % pa)	2.22	2.29	2.39

68            Commonwealth Bank of Australia

Appendices
14. Analysis Template (continued)

		Half Year Ended

	31/12/06	30/06/06	31/12/05
Ratios - Output Summary	$M	$M	$M

Productivity
Banking expense to income ratio
Expenses	2,354	2,298	2,260
Banking Income	5,163	4,850	4,700
Expense to Income – cash basis (%)	45.6	47.4	48.1

Funds management expenses to average FUA ratio

Expenses	567	530	459
Average funds under administration	158,010	147,684	130,179
Expenses to average FUA – cash basis (%)	0.71	0.72	0.70

Insurance expenses to average inforce premiums ratio

Operating expenses	223	199	248
Operating expenses – internal	5	4	5
Total expenses	228	203	253
Average inforce premiums	1,318	1,220	1,241
Expenses to average inforce premiums – cash basis (%)	34.3	33.6	40.5

Operating expenses – external	223	199	248
Operating expenses – internal	5	4	5
Total expenses	228	203	253
Average inforce premiums	1,318	1,220	1,241
Expenses to average inforce premiums – underlying basis (%)	34.3	33.6	40.5

Net Tangible Assets (NTA) per share

Net assets	22,487	21,343	19,850
Less:
Intangible assets	(7,846)	(7,809)	(7,740)
Minority interests	(508)	(508)	(523)
Other equity instruments	(939)	(939)	—

Total net tangible assets	13,194	12,087	11,587
No of shares at end of period (M)	1,290	1,283	1,289
Net tangible assets (NTA) per share ($)	10.23	9.42	8.99

ACE ratio

Tier One capital	16,553	16,354	15,290
Add:
Deferred income tax	39	—	—
Equity investments in other companies	820	—	—
Deduct:
Eligible loan capital	(263)	(281)	(317)
Preference share capital	—	—	(687)
Other hybrid equity instruments	(3,522)	(3,659)	(1,573)
Minority Interest (net of minority interest component deducted from Tier One capital)	(508)	(508)	(523)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)	(283)	(2,012)	(1,918)
Other deductions	(166)	(151)	(130)
Impact upon adoption of AIFRS	(1,641)	—	—

Total Adjusted Common Equity	11,029	9,743	10,142
Risk weighted assets	234,569	216,438	202,667
ACE ratio (%)	4.70	4.50	5.00

Profit Announcement           69

Appendices
15. Summary

				Half Year Ended
				31/12/06	30/06/06	31/12/05	Dec 06 vs	Dec 06 vs
Total			Page	$M	$M	$M	Jun 06%	Dec 05%

Net profit after tax — underlying	$	M	3	2,210	1,967	1,875	12	18
Net profit after tax — cash basis	$	M	3	2,271	1,992	2,061	14	10
Defined benefit superannuation plan income/(expense) — after tax	$	M	3	4	(6)	(19)	large	large
Treasury shares valuation adjustment — after tax	$	M	3	(38)	(57)	(43)	33	12
One off AIFRS mismatch	$	M	3	(46)	—	—	—	—
Net profit after tax — statutory	$	M	3	2,191	1,929	1,999	14	10
Earnings per share — cash basis — basic (cents)	cents		3	174.7	154.9	160.9	13	9
Dividends per share	cents		3	107	130	94	(18)	14
Dividend pay-out ratio — cash basis (adjusted for sale of Hong Kong Insurance Business)%			3	61.5	83.7	63.2	large	(170)bpts
Tier One capital		%	56	7.06	7.56	7.54	(50)bpts	(48)bpts
Total capital		%	56	9.78	9.66	9.81	12bpts	(3)bpts
Adjusted common equity		%	56	4.70	4.50	5.00	20bpts	(30)bpts
Number of full time equivalent staff	No.		—	37,216	36,664	34,918	2	7
Return on equity — cash		%	3	22.3	20.8	21.7	150bpts	60bpts
Return on equity — underlying		%	—	21.7	20.5	19.7	120bpts	200bpts
Weighted average number of shares — statutory		M	3	1,276	1,277	1,273	—	—
Net tangible assets per share		$	69	10.23	9.42	8.99	9	14

Banking

Net profit after tax — underlying	$	M	7	1,867	1,638	1,589	14	17
Net profit after tax — cash basis	$	M	7	1,867	1,638	1,589	14	17
Net Interest Income	$	M	7	3,485	3,259	3,255	7	7
Net Interest Margin		%	7	2.22	2.29	2.39	(7)bpts	(17)bpts
Other banking income	$	M	7	1,678	1,591	1,445	5	16
Other banking income/total banking income		%	—	32.5	32.8	30.7	(30)bpts	180bpts
Expense to income ratio		%	7	45.6	47.4	48.1	4	5
Average interest earning assets	$	M	4	306,868	282,553	267,169	9	15
Average interest earning liabilities	$	M	4	286,548	263,203	247,129	9	16
Loan impairment expense	$	M	7	195	210	188	7	(4)
Loan impairment expense to risk-weighted assets (annualised)%			9	0.17	0.19	0.19	(2)bpts	(2)bpts
Prudential general reserve for credit losses to risk weighted assets		%	9	0.68	0.71	0.71	(3)bpts	(3)bpts
Total provisions for impairment losses to gross impaired assets		%	36	363.9	380.7	314.1	large	large
Individually assessed provisions for impairment to Gross Impaired Assets		%	36	50.6	52.5	45.2	(190)bpts	540bpts
Risk weighted assets	$	M	58	234,569	216,438	202,667	8	16

Funds Management

Net profit after tax — underlying	$	M	17	232	217	183	7	27
Net profit after tax — cash basis	$	M	17	235	222	188	6	25
Shareholder investment returns	$	M	17	4	7	7	(43)	(43)
Average funds under administration	$	M	17	158,010	147,684	130,179	7	21
Net inflows	$	M	17	2,076	8,135	2,695	(74)	(23)
Income to average funds under administration		%	17	1.13	1.14	1.10	(1)bpt	3bpts
Expenses to average funds under administration		%	17	0.71	0.72	0.70	1	(1)

Insurance

Net profit after tax — underlying	$	M	21	111	112	103	(1)	8
Net profit after tax — cash basis	$	M	21	169	132	284	28	(40)
Shareholder investment returns	$	M	21	81	30	202	large	(60)
Inforce premiums	$	M	22	1,412	1,223	1,216	15	16
Expenses to Average Inforce premiums		%	21	34.3	33.6	40.5	(2)	15

70     Commonwealth Bank of Australia

Appendices
16. Foreign Exchange Rates
Exchange Rates Utilised

As at		31/12/06	30/06/06	31/12/05

AUD 1. 00=	USD	0.7913	0.7428	0.7341
	GBP	0.4027	0.4053	0.4251
	JPY	94.024	85.276	86.214
	NZD	1.121	1.214	1.071
	HKD	6.151	5.770	5.692
	EUR	0.6007	0.5848	0.6187

Profit Announcement       71

Appendices
17. Definitions

Term	Description

Banking	Banking operations includes retail; business, corporate, institutional and treasury; Asia Pacific banking and centre support functions. Retail banking operations include banking services which were distributed through the Business and Retail distribution divisions. Business, Corporate and Institutional banking includes banking services which were distributed to all business customers through the Premium Business Services division and the small business customers which were serviced through the Premium and Retail divisions and funding operations. Asia Pacific banking includes offshore banking subsidiaries, primarily ASB Bank operations in New Zealand.

Dividend Payout Ratio	Dividends paid on ordinary shares divided by earnings (earnings are net of dividends on preference shares).

DRP	Dividend reinvestment plan.

DRP Participation	The percentage of total issued capital participating in the dividend reinvestment plan.

Earnings Per Share	Calculated in accordance with the revised AASB 133: Earnings per Share.

Funds Management	Funds management business includes funds management within the Wealth Management division and International Financial Services division.

Insurance	Insurance business includes the life risk business within the Wealth Management division and the International Financial Services division and general insurance financial results. The insurance segment as reported on page 21 includes the operating performance of the Hong Kong Insurance Business up to the effective date of sale (18 October 2005).

Net Profit after Tax (“Cash Basis”)	Represents profit after tax and minority interests, before defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one off AIFRS mismatch.

Net Profit after Tax (“Statutory Basis”)	Represents profit after tax, minority interests, defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one off AIFRS mismatch. This is equivalent to the statutory item “Net Profit attributable to Members of the Group”.

Net profit after tax (“Underlying Basis”)	Represents net profit after tax (“cash basis”) excluding shareholder investment returns.

Net Tangible Assets per Share	Net assets excluding intangible assets, minority interests, preference shares and other equity instruments divided by ordinary shares on issue at the end of the period.

Overseas	‘Overseas’ represents amounts booked in branches and controlled entities outside Australia .

Return on Average Shareholders’ Equity	Based on net profit after tax and minority interests less other equity instrument distribution applied to average shareholders’ equity, excluding minority interests and other equity instruments.

Return on Average Shareholders’ Equity - Cash Basis	As per the return on average shareholders’ equity, excluding the effect of defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one off AIFRS mismatch.

Staff Numbers	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies.

Expense to Income Ratio	Represents operating expenses as a percentage of total operating revenue.

Weighted Average Number of Shares (“Statutory Basis”)	Includes an adjustment to exclude “Treasury Shares” related to investments in the Bank’s shares held by both the life insurance statutory funds and by the employee share scheme trust.

Weighted Average Number of Shares (“Cash Basis”)	Includes an adjustment to deduct from ordinary shares only those “Treasury Shares” related to the investment in the Bank’s shares held by the employee share scheme trust.

72     Commonwealth Bank of Australia

Appendices
18. Market Share Definitions
Banking

Australian Retail

Home Loans	Total Household Loans (APRA)- MISA (Pre Sep 04) + Securitised Assets (APRA) + Homepath. Total Housing Loans (incl securitisations) (from RBA which includes NBFI’s unlike APRA). (1)

Credit Cards	CBA Total Credit Card Lending (APRA). Total Credit Cards with Interest Free + Total Credit Cards without Interest Free (from RBA which includes NBFI’s unlike APRA). (1)

Retail Deposits	CBA Current Deposits + Term (excl CD’s) + Other (All as reported to RBA) Total RBA: Current Deposits with banks + Term (excl CD’s) + Other with banks.(from RBA monthly bulletin statistics) (1)

Household Deposits	CBA Household Deposits (as reported to APRA) MISA (Pre Sep 04) Total Bank Household Deposits (from APRA monthly banking statistics)

APRA Other Household Lending	CBA Term Personal Lending + Margin Lending net balances + Personal Leasing + Revolving credit Total Market Term Personal Lending + Margin Lending + Personal Leasing + Revolving credit from APRA

Business

Business Lending (RBA)	CBA business lending and credit (specific ‘business lending’ categories in lodged APRA returns -320.0, 320.1 and 320.4)

Total of business lending and credit to the private non-financial sector by all financial intermediaries (sourced from RBA table Lending & Credit Aggregates which is in turn sourced from specific ‘business lending’ categories in lodged APRA returns -320.0, 320.1 and 320.4) (includes bills on issue and securitised business loans). (1)

Business Lending (APRA)	Loans and advances to residents that are recorded on the domestic books of CBA within the non-financial corporations sector, where this sector comprises private trading corporations, private unincorporated businesses and commonwealth, state, territory and local government non-financial corporations (as per lending balances submitted to APRA in ARF 320.0)

Total loans and advances to the non-financial corporations sector for all licensed banks that submit to APRA

Business Deposits (APRA)	Total transaction and non-transaction account deposit balances recorded on the domestic books of CBA from residents within the non-financial corporations sector, where this sector comprises private trading corporations, private unincorporated businesses and commonwealth, state, territory and local government non-financial corporations (as per deposit balances submitted to APRA in ARF 320.0)

Total transaction and non-transaction deposit balances from the non-financial corporations sector for all licensed banks that submit to APRA

Asset Finance	Total end of month asset finance net receivables excluding repossessed assets, non-accrual receivables, progressive fundings and the consumer loan balance

Total market as determined by Australian Equipment Lessors Association (AELA)

Equities Trading (CommSec)	12 months rolling average of total value of CommSee equities trades 12 months rolling average of total value of equities market trades as measured by ASX SEATS

Asia Pacific

NZ Lending	All retail, business, commercial, corporate, and rural deposits on ASB Balance Sheet Total retail, business, commercial, corporate, and rural deposits in New Zealand (from NZ Reserve Bank)

NZ Deposits	All retail, business, commercial, corporate, and rural loans on ASB Balance Sheet Total retail, business, commercial, corporate, and rural deposits in New Zealand (from NZ Reserve Bank)

(1)	The RBA restates the total of all financial intermediaries retrospectively when required. This may be due to a change in definition, the inclusion of a new participant or correction of errors in prior returns. CBA restates its market share where the RBA total has changed based on current balances less implied percentage growth rates now reported by the RBA for previous months.
Profit Announcement       73

Appendices
18. Market Share Definitions
Funds Management

Australian Retail	Total funds in CBA Wealth Management retail investment products (including WM products badged by other parties) Total funds in retail investment products market (from Plan for Life)

Platforms/ masterfunds	Total funds in CBA Wealth Management platforms and masterfunds (including WM platforms badged by other parties) Total funds in platform/masterfund market (from Plan for Life)

FirstChoice Platform	Total funds in FirstChoice platform Total funds in platform/masterfund market (from Plan for life)

New Zealand retail	Total ASB + Sovereign + JMNZ Retail net Funds under Management Total Market net Retail Funds under Management (from Fund Source Research Limited)

Insurance

Australia (Total Risk)	Total risk inforce premium of all CBA Group Australian life insurance companies Total risk inforce premium for all Australian life insurance companies (from Plan for Life)

Australia (Individual Risk)	(Individual lump sum + individual risk income) inforce premium of all CBA Group Australian life insurance companies

Individual risk inforce premium for all Australian life insurance companies (from Plan for Life)

New Zealand	Total Sovereign (inforce annual premium income + new business exits other)
Total inforce premium for New Zealand (from ISI statistics)

74     Commonwealth Bank of Australia